      As filed with the Securities and Exchange Commission on May 30, 2002
                                                    Registration No. 333-_______
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------


                             ALBERTO-CULVER COMPANY
             (Exact name of registrant as specified in its charter)


            Delaware                                           36-2257936
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                            Identification No.)

                              2525 Armitage Avenue
                          Melrose Park, Illinois 60160
                                 (708) 450-3000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


                              Gary P. Schmidt, Esq.
                             Alberto-Culver Company
                              2525 Armitage Avenue
                          Melrose Park, Illinois 60160
                                 (708) 450-3000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:

  Frederick C. Lowinger, Esq.                         Michael A. Campbell, Esq.
      Carol M. Lind, Esq.                             Mayer, Brown, Rowe & Maw
  Sidley Austin Brown & Wood                              190 South LaSalle
        Bank One Plaza                                Chicago, Illinois 60603
    Chicago, Illinois 60603                                (312) 782-0600
        (312) 853-7000

                             ----------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                                   Proposed
                                                                  Proposed         Maximum
                                                 Amount            Maximum         Aggregate
            Title of Securities                   to be        Offering Price      Offering          Amount of
             to be Registered                 Registered(1)     Per Share(2)       Price(2)      Registration Fee
-------------------------------------------------------------------------------------------------------------------
Class B Common Stock, $.22 par value per
     per share .........................        6,900,000          $52.33        $361,077,000         $33,220
===================================================================================================================

(1) Includes 900,000 shares of Class B common stock subject to the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices reported on the New York Stock Exchange on May 29, 2002.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                   Subject to Completion. Dated May ___, 2002.

                                6,000,000 Shares

                             Alberto-Culver Company

                              Class B Common Stock

                               -------------------

         All of the shares of Class B common stock in the offering are being sold by the selling stockholders identified in this prospectus. Alberto-Culver Company will not receive any proceeds from the sale of the shares.

         The Class B common stock is listed on the New York Stock Exchange under the symbol "ACV." The last reported sale price of the Class B common stock on May 15, 2002 was $56.72 per share.

         See "Risk Factors" beginning on page 5 to read about some of the factors you should consider before buying shares of Alberto-Culver's Class B common stock.

                               -------------------

         Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -------------------

                                                              Per Share              Total
                                                              ---------              -----
Initial price to public                                  $                    $
Underwriting discount                                    $                    $
Proceeds, before expenses, to the selling stockholders   $                    $

         To the extent that the underwriters sell more than 6,000,000 shares of Class B common stock, the underwriters have the option to purchase up to an additional 900,000 shares of Class B common stock from certain trusts over which Carol L. Bernick, Vice-Chairman and a director of Alberto-Culver Company, has voting and investment power at the initial price to public less the underwriting discount.

                               -------------------

         The underwriters expect to deliver the shares against payment in New York, New York on _______, 2002.

Goldman, Sachs & Co.                                         Merrill Lynch & Co.

Banc of America Securities LLC                              Salomon Smith Barney

                            ------------------------

                       Prospectus dated __________, 2002.

                   [PHOTOS OF ALBERTO-CULVER COMPANY PRODUCTS]

                                TABLE OF CONTENTS

                                                                            Page
Prospectus Summary ........................................................  1
Risk Factors ..............................................................  5
Forward-Looking Statements ................................................  11
Price Range of Class B Common Stock and Dividends .........................  12
Use of Proceeds ...........................................................  12
Capitalization ............................................................  13
Selected Consolidated Financial Data ......................................  14
Management's Discussion and Analysis of Results of Operations and
  Financial Condition .....................................................  16
Business ..................................................................  26
Management ................................................................  33
Selling Stockholders ......................................................  35
Description of Capital Stock ..............................................  37
Shares Eligible for Future Sale ...........................................  40
Underwriting ..............................................................  42
Legal Matters .............................................................  44
Experts ...................................................................  44
Where You Can Find More Information .......................................  45
Incorporation by Reference ................................................  45
Index to Consolidated Financial Statements ................................ F-1

                             -----------------------

         In this prospectus, references to "Alberto-Culver," the "company," "we," "our" and "us" refer to the Alberto-Culver Company and its subsidiaries, unless the context requires otherwise. References to our common stock without designation refer to both our Class A common stock and Class B common stock together.

         The following are trademarks and servicemarks owned by us which appear in this prospectus: Advanced Alberto VO5, Alberto, Alberto Balsam, Alberto European, Alberto Family Fresh, Alberto Get Set, Alberto VO5, Antiall, Armstrong-McCall, Beauty Systems Group, Bliw, BSG, Comb-Thru, Consort, Date, Farmaco, FDS, Grumme Tvattsapa, HTH, Hydrology, Indola, Just for Me, L300, Molly McButter, Motions, Mrs. Dash, Pharbio, Pro-Line, Sally, Sally Beauty Supply, Salve, Samarin, Savette, Seltin, Soft & Beautiful, Soft & Beautiful Botanicals, Soraya, St. Ives Swiss Formula, Static Guard, SugarTwin, Suketter, TCB, Topz, TRESemme, Veritas, Victory Beauty Systems and VO5.

         The following are trademarks and servicemarks of other companies which appear in this prospectus: Clairol (Procter & Gamble Haircare LLC), Graham Webb (Graham Webb International Limited Partnership), Jordan (Jordan Tannborster), L'Oreal (L'Oreal S.A.), Matrix (Matrix Essentials, Inc.), Paul Mitchell (John Paul Mitchell Systems), Redken (Redken Laboratories, Inc.), Revlon (Revlon Consumer Products Corporation), Sebastian (Sebastian International, Inc.), TIGI (Mascolo Brothers Limited) and Wella (The Wella Corporation).

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus and the documents incorporated by reference. You should read this entire prospectus carefully, especially the risks of investing in the Class B common stock discussed under "Risk Factors" on pages 5-10.

                             ALBERTO-CULVER COMPANY

         Alberto-Culver Company and its consolidated subsidiaries have three principal business segments. Our consumer products business includes two segments, Alberto-Culver North America and Alberto-Culver International, which develop, manufacture, distribute and market branded consumer products worldwide. These branded consumer products primarily consist of beauty and health care products and food and household products. Alberto-Culver North America includes our consumer products operations in the United States and Canada, while Alberto-Culver International sells our consumer products in more than 120 other countries. Our third segment, Specialty Distribution - Sally, consists of two operations: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets offering professional beauty supplies to both professionals and retail consumers and (2) Beauty Systems Group, a full-service beauty products distributor offering professional brands directly to salons and through professional-only outlets in exclusive geographic territories.

Our Core Strengths

         Alberto-Culver's steady growth and leadership position in global beauty products is due to several core strengths.

              . Global Consumer Beauty Brands. Our global consumer products business has a long history with established brand names and generated approximately $1 billion in sales from over 120 countries in fiscal year 2001.

              . Number One Chain of Cash-and-Carry Beauty Supply Stores in the United States. We hold the number one domestic position in cash-and-carry professional beauty distribution through our branded network of nearly 2,000 Sally Beauty Supply stores in the United States.

              . Leading Supplier Within the Fragmented Direct-to-Salon Segment. Sally's Beauty Systems Group operates under exclusive territory licenses, selling professional-only brands directly to salons through approximately 900 professional sales consultants and 480 stores.

              . Number Two Position in the Profitable Ethnic Hair Care Category. We believe that we hold the number two position by revenue in the domestic ethnic hair care category with our strong brands, including Motions, TCB, Soft & Beautiful and Just For Me.

              . Consistent Outperformance of Hair Care and Skin Care Brands. Alberto-Culver's hair care and skin care brands continue to exceed the growth of the daily hair care/styling and skin care categories.

              . Ten Consecutive Years of Record Sales and Record Earnings. During the last ten years, our sales have almost tripled and our net earnings have almost quadrupled, demonstrating our solid, consistent financial track record.

              . Strong Cash Flow and Balance Sheet. Alberto-Culver's history of strong cash flow and earnings growth has enabled us to maintain a conservative capital structure and a high level of operational and strategic flexibility.

              . Experienced Management Team. The second generation of the founding family of Alberto-Culver, along with a management team with substantial experience and expertise, leads the business with a continued vision of building and growing a premier consumer products and specialty beauty products distribution company.

Our Strategy

         Alberto-Culver maintains a consistent operating strategy that provides significant opportunities for growth across its global beauty brands, Sally Beauty Supply stores and Beauty Systems Group. Our strategy includes the following:

              . Consolidate and streamline the fragmented direct-to-salon segment;

              .  Continue product innovation;

              . Increase consumer products profit margins through product optimization and further maximization of our global infrastructure;

              .  Continue roll-out of Sally Beauty Supply stores; and

              .  Acquire and grow consumer beauty brands and businesses.

                                  THE OFFERING

Class B common stock offered
by selling stockholders ..............   6,000,000 shares

Common stock outstanding .............   There were 25,633,844 shares of Class A
                                         common stock and 32,331,640 shares of
                                         Class B common stock outstanding as of
                                         May 15, 2002. The number of shares
                                         outstanding will not change as a result
                                         of this offering.

Use of proceeds ......................   The company will not receive any of the
                                         proceeds of this offering.

Risk factors .........................   For a discussion of factors you should
                                         consider before buying shares of Class
                                         B common stock, see "Risk Factors" in
                                         this prospectus.

Class B Common Stock NYSE symbol .....   ACV

                     ______________________________________

         Alberto-Culver was incorporated under the laws of the State of Delaware in 1961. Our principal executive office is located at 2525 Armitage Avenue, Melrose Park, Illinois 60160-1163, and our telephone number is (708) 450-3000. We maintain a web site at "www.alberto.com." Information presented on our web site does not constitute part of this prospectus.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The summary consolidated financial data appearing below should be read together with the consolidated financial statements, notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus and with the consolidated financial statements, notes and other financial information we are incorporating by reference. The summary consolidated financial data for, and as of the end of each of the fiscal years 1997 through 2001 are derived from our audited consolidated financial statements. The summary consolidated financial data for, and as of the end of the six months ended March 31, 2001 and 2002 is derived from our unaudited consolidated financial statements. In our opinion, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such periods. Our results of operations for the six months ended March 31, 2002 do not necessarily indicate what our operating results will be for the full fiscal year.

                                              Six Months Ended
                                                March 31,
(In thousands, except per share data)          (Unaudited)                       Fiscal Year Ended September 30,
                                          ----------------------    ---------------------------------------------------------
                                             2002        2001        2001      2000 (1)        1999        1998      1997 (2)
                                             ----        ----        ----      --------        ----        ----      --------
    Operating Results:
    Net sales (3)                         $1,272,022   1,156,809   2,494,180   2,247,163    1,975,928   1,834,711   1,775,258
    Cost of products sold (3)                653,512     597,218   1,217,429   1,105,750      973,702     902,095     880,416
    Interest expense                          13,353      13,931      27,309      23,747       14,849      12,170      11,826
    Earnings before income taxes              95,298      75,028     167,236     154,281      133,783     132,378     136,121
    Provision for income taxes                33,354      25,510      56,860      51,097       47,493      49,311      50,704
    Net earnings (4)                          61,944      49,518     110,376     103,184       86,290      83,067      85,417
    Net earnings per share (4) (5):
        Basic                                   1.09        0.88        1.96        1.85         1.53        1.46        1.53
        Diluted                                 1.05        0.86        1.91        1.83         1.51        1.37        1.41
------------------------------------------------------------------------------------------------------------------------------
    Weighted Average Shares
      Outstanding (5):
        Basic                                 57,077      55,978      56,176      55,790       56,378      56,845      55,967
        Diluted                               58,890      57,592      57,838      56,410       57,162      62,420      63,377
    Shares Outstanding at Period End (5):
        Class A                               25,449      23,648      23,871      22,982       22,768      24,063      22,610
        Class B                               32,332      32,957      32,957      32,957       32,957      33,148      33,533
------------------------------------------------------------------------------------------------------------------------------
    Financial Condition:
    Current ratio                          2.11 to 1   2.25 to 1   2.25 to 1   2.17 to 1    1.92 to 1   1.89 to 1   1.86 to 1
    Working capital                         $443,082     445,557     486,646     399,748      309,153     277,940     269,007
    Cash, cash equivalents and short-
      term investments                       100,569     141,451     202,839     114,951       57,816      73,305      87,600
    Property, plant and equipment, net       247,081     232,047     235,822     240,091      238,753     223,476     190,998
    Total assets                           1,561,675   1,435,572   1,516,501   1,385,598    1,181,494   1,065,343     998,056
    Long-term debt                           321,122     332,305     321,183     340,948      225,173     171,760     149,441
    Stockholders' equity                     772,321     678,499     736,009     632,260      565,780     531,150     495,001
    Cash dividends                             9,912       8,858      18,215      16,182       14,394      13,220      10,909
    Cash dividends per share (5) (6)          0.1725      0.1575      0.3225       0.290        0.255       0.230       0.195

(1) Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted earnings per share by 11 cents.

(2) Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of our corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted earnings per share by $0.18 and $0.16, respectively.

(3) In the first quarter of fiscal year 2002, we adopted the provisions of the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force
    (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives," and Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. In connection with the adoption of EITF Issue Nos. 00-14 and 00-25, we reclassified certain amounts for the first half of fiscal year 2001 to conform to the current year presentation resulting in a $59.3 million reduction in net sales, a $5.8 million increase in cost of products sold and a $65.1 million decrease in promotion expenses for the six months ended March 31, 2001. Consolidated net earnings were not affected by these reclassifications.

    Net sales, cost of products sold and promotion expense for the fiscal years ended September 30, 2001, 2000, 1999, 1998 and 1997 have not been restated for the adoption of EITF Issue Nos. 00-14 and 00-25 in the selected financial data table above. The impact of the adoption on the fiscal year ended September 30, 2001 has been quantified and, when restated, will result in a $115.1 million reduction in net sales, an $11.1 million increase in cost of products sold and a $126.2 million decrease in promotion expense. We are in the process of completing the reclassifications for the fiscal years ended September 30, 2000, 1999, 1998 and 1997 and, when completed later this fiscal year, we expect that the reported consolidated net sales for each of the fiscal years will be reduced by approximately 4-6%. Consolidated net earnings will not be affected by these reclassifications.

(4) We implemented the FASB's Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal year 2002 for previously acquired intangibles. As required by SFAS No. 142, we ceased the amortization of goodwill and trade names effective October 1, 2001. In accordance with SFAS No. 142, results for fiscal years prior to fiscal year 2002 have not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 1996, net earnings and earnings per share would have been as follows (in thousands, except per share data):

                                           Six Months
                                             Ended
                                            March 31,                    Fiscal Year Ended September 30,
                                                       ------------------------------------------------------------
                                              2001       2001        2000        1999         1998      1997
                                              ----       ----        ----        ----         ----      ----

                  Pro forma net earnings   $53,750     119,100     111,016      92,350       88,407      90,733

                  Pro forma net earnings
                  per share:
                       Basic               $  0.96        2.11        1.99        1.64         1.56        1.63
                       Diluted             $  0.93        2.06        1.97        1.62         1.45        1.50

(5) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on our Class A and Class B outstanding shares in February 1997.

(6) Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April 1986.

                                  RISK FACTORS

         You should consider carefully all of the information we have included or incorporated by reference in this prospectus before you decide whether to buy the Class B common stock offered hereby. In particular, you should consider carefully the risk factors described below.

         If any of the following risks actually occur, our business, financial condition and/or results of operations may materially suffer. In that event, the trading prices of our common stock could fall, and you may lose all or part of the money you paid to buy our Class B common stock.

                          RISKS RELATED TO OUR BUSINESS

We cannot assure the successful implementation of our growth strategy.

         As part of our growth strategy, we seek to increase profit margins through improved pricing and cost efficiencies, expand our geographic coverage, leverage our global infrastructure, extend our existing brands and acquire and grow select beauty brands and businesses.

         Factors beyond our control, such as the price of raw materials or a general economic downturn, may limit our ability to reduce costs or improve pricing, thereby preventing us from obtaining additional profit margin improvements.

         Implementation of our strategy involves the continued expansion of our Sally Beauty Supply stores and our Beauty Systems Group operations, both in the United States and abroad. There can be no guarantee that we will be able to acquire businesses or lease desirable store locations or that existing store locations will continue to be as profitable as in the past. There also can be no guarantee that we will be able to acquire and grow beauty brands and businesses.

         Implementation of our strategy also involves the continued growth of our consumer products businesses in Europe, Scandinavia, Latin America, Asia and other international markets. We may have difficulty hiring and retaining qualified key employees or otherwise successfully managing the required maintenance and expansion of our infrastructure in these markets. We may have difficulty maintaining our successful distribution infrastructure and alliances in each of our major international markets.

         The advertising and marketing expenditures relating to extending our existing brands through new products and the relaunching of existing products will typically constitute a higher percentage of sales than in the case of a well-established product. There can be no assurance that such expenditures will result in consumer acceptance and profitability for a new or relaunched product.

Changes in our relationships with our suppliers could have a material adverse effect on our business.

         We are dependent on our relationships with our suppliers of beauty products, including our exclusive distributor contracts with certain professional-only brands such as Matrix, Paul Mitchell, Graham Webb, Redken, TIGI and Sebastian in portions of the United States, Canada and Mexico. Although we presently have no reason to believe that any of our major suppliers will cancel their distribution agreements with us (such agreements are cancelable on as little as 30 days notice), such a loss could cause a reduction in the sales of beauty products and the loss of the corresponding profit margins. Any such cancellation could have a material adverse effect on our business, results of operations and/or financial condition.

         We are also dependent upon suppliers of our key raw materials and third-party fillers. As with our suppliers of beauty products, although we have no reason to believe that any of our major materials suppliers or third-party fillers will terminate or materially reduce or modify their relationship with us, such a loss, reduction or modification could have a material adverse effect on our business, results of operations and/or financial condition.

We face competition in the beauty and health care products and beauty supply industries.

         We face a variety of competitors in the domestic and international markets for our branded consumer products, some of which are significantly larger and more diversified and have substantially greater financial and marketing resources than we have. We compete with these companies primarily on the basis of:

               .  product innovation,

               .  ensuring product quality,

               .  appropriately pricing products,

               .  maintaining brand loyalty,

               . anticipating and responding quickly to changing consumer preferences,

               .  providing strong and effective marketing support,

               . ensuring product availability and optimizing supply chain efficiencies with suppliers and retailers, and

               .  maintaining strong relationships with suppliers and customers.

         Our Sally Beauty Supply stores face domestic and international competition from a wide range of retail outlets, including mass merchandisers, drug stores and supermarkets, which carry a full line of beauty and health care products. In addition, our Beauty Systems Group competes with local and regional beauty supply stores and full-service dealers selling competing products directly to salons. Sally Beauty Company also faces competition from certain manufacturers in international markets, which use their own sales force to distribute their professional beauty products directly to salons.

         Our markets are characterized by frequent introductions of new products and by the entry of other manufacturers as new competitors, both of which are typically accompanied by extensive advertising and marketing campaigns. Such campaigns are often very costly and can significantly affect our sales and earnings.

         Increased competition in the beauty and health care products and beauty supplies industries could reduce our sales and profit margins and have a material adverse effect on our business, results of operations and/or financial condition.

Distribution delays or interruptions could decrease our sales and profitability.

         We are highly dependent on ground and overseas transportation to deliver materials to our manufacturing facilities and merchandise to our distribution centers. We are also dependent on ground transportation to deliver merchandise from our distribution centers to each of our stores and to retail customers which sell our consumer products. We rely on our vendors to provide our distribution centers with merchandise on a timely basis and on our internal inventory replenishment systems and procedures to assure that our stores and outlets for our beauty products have adequate merchandise in stock. Failure of merchandise to reach its destination on a timely basis could result in stores not being adequately stocked. Distribution delays or interruptions resulting from:
                . third-party vendor delays in production, filling and/or shipping,

                .  work stoppages as a result of labor unrest or strikes,

                .  problems in hiring or training employees,

                . disruptions in our internal inventory replenishment systems, the introduction of new systems or procedures or computer malfunctions,

or other factors could have a material adverse effect on our business, results of operations and/or financial condition.

Shifts or decreases in market demand could result in significant markdowns of our inventory and in loss of profitability.

         We carry extensive inventory, largely as a result of the operations of Sally Beauty Company. Material shifts or decreases in market demand for merchandise could result in us carrying inventory that cannot be sold at anticipated retail prices and could result in significant markdowns and warehouse capacity problems. Failure to maintain proper inventory levels and purchase appropriate merchandise could result in a material adverse effect on our business, results of operations and/or financial condition.

         In addition, general economic conditions that place pressure on the budgets of our customers and consumers could limit the income they otherwise have available to spend on our products and in our Sally Beauty Supply stores or to buy products distributed by the Beauty Systems Group, which could have a material adverse effect on our business, results of operations and/or financial condition.

Our success depends, in part, on our key employees.

         Our success will depend, in part, on our ability to retain our key employees. These employees have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of one or more of our key employees could have a material adverse effect on our business, results of operations and/or financial condition. See "Management."

Our business is exposed to domestic and foreign currency fluctuations.

         Our international sales are generally denominated in foreign currencies, and this revenue could be materially affected by currency fluctuations. Approximately 23% of our sales were from international operations in fiscal year 2001. Our primary exposures are to fluctuations in exchange rates for the United States dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Euro, the Australian dollar, the Mexican peso and the Argentine peso. Changes in currency exchange rates may also affect the relative prices at which we and our foreign competitors sell products in the same market. Although we occasionally hedge some exposures to changes in foreign currency exchange rates arising in the ordinary course of business, we cannot assure you that foreign currency fluctuations will not have a material adverse effect on our business, results of operations and/or financial condition.

Our ability to conduct business in or import products from international markets may be affected by legal, regulatory, political and economic risks.

         Our ability to capitalize on growth in new international markets and to grow or maintain the current level of operations in our existing international markets is subject to risks associated with international operations. These include:

                .  unexpected changes in regulatory requirements and

                .  new tariffs or other barriers to some international markets.

         We are also subject to political and economic risks in connection with our international operations, including:

                .  political instability,

                .  changes in diplomatic and trade relationships, and

                .  economic fluctuations in specific markets.

         We cannot predict whether quotas, duties, taxes or other similar restrictions will be imposed by the United States, the European Union or other countries upon the import or export of our products in the future, or what effect any of these actions would have on our business, results of operations and/or financial condition. Changes in regulatory or geopolitical policies and other factors may have a material adverse affect on our business in the future or may require us to modify our current business practices.

               RISKS RELATED TO OUR COMMON STOCK AND THE OFFERING

The prices of our common stock may fluctuate which may cause our Class B common stock to trade at a substantially lower price than you paid.

         Various factors, such as economic conditions and volatility in the financial markets, including changes in investor sector preferences; announcements or significant developments with respect to the beauty and health care products or beauty care industries; actual or anticipated variations in our quarterly or annual financial results; the introduction of new products by us or our competitors; changes in other conditions or trends in our industries or in any of our significant markets; changes in governmental regulation; or changes in securities analysts' estimates of our future performance or that of our competitors or our industries; could cause the market prices of our common stock to fluctuate substantially or our Class B common stock to trade at a substantially lower price than you paid.

Shares eligible for future sale may have a potential adverse effect on our stock price.

         Upon completion of this offering, we expect that 2,207,562 shares of Class A common stock and 9,219,723 shares of Class B common stock will be beneficially owned by Leonard H. and Bernice E. Lavin, their daughter Carol L. Bernick and her husband Howard B. Bernick, assuming the underwriters do not exercise their over-allotment option. The number of shares of Class A common stock and Class B common stock outstanding, as of May 15, 2002, was 25,633,844 and 32,331,640, respectively.

     Future sales of substantial amounts of shares of either class of our common stock in the public market could adversely affect the prevailing market prices of our common stock and could impair our ability to raise capital through future sales of our equity securities. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by our affiliates. See "Shares Eligible for Future Sale."

         Alberto-Culver, its directors, including Mr. and Mrs. Lavin, Mr. and Mrs. Bernick and William W. Wirtz, Michael H. Renzulli, President of Sally Beauty Company, the selling stockholders and certain trusts and other entities over which the Lavins, Bernicks and Mr. Wirtz have voting and investment power, will agree not to sell or transfer any Class A common stock or Class B common stock without the prior written approval of Goldman, Sachs & Co. for a period of 90 days from the date of this prospectus, subject to certain exceptions. Sales of a substantial number of shares of either class of our common stock following the expiration of these lock-up periods could cause the prices of our common stock to fall. See "Underwriting."

We may decide in the future to declassify our common stock and revert to a single class capital structure.

         In 1986, we established our current dual class common stock capital structure consisting of Class A and Class B common shares. The principal differences between the Class A common stock and the Class B common stock are
(i) voting rights - one-tenth and one vote per share, respectively, and (ii) dividend rights - no dividend may be paid on Class B common stock unless an equal or greater dividend is paid on Class A common stock, and dividends may be paid on Class A common stock in excess of dividends paid or without paying dividends on Class B common stock. The shares of Class B common stock have historically traded at a premium to the shares of Class A common stock. Over the past 36 months, this premium has ranged from 3.9% to 25.6%, based on closing stock prices as of April 30, 2002. On May 29, 2002, the day before the filing of this offering, the Class B common stock closed at $52.43, a 10.6% premium to the Class A closing price. See "Description of Capital Stock."

         Under the terms of the amendment to our restated certificate of incorporation approved by the stockholders in 1986 (and as we disclose annually in our proxy statement and financial statement footnotes), all, but not less than all, of the Class A shares may at any time be converted into Class B shares on a share-for-share basis at the option of the company. From time-to-time, the Board of Directors has considered the question of whether it would be advisable and in the best interests of Alberto-Culver and its shareholders to declassify the two classes of common stock and revert to the single class capital structure which existed before 1986.

         Most recently, in the spring of 2002, the Board undertook a serious review of a possible declassification. Although no action or Board vote was undertaken in that regard, it was the sense of the Board that a declassification would have significant merit, but that it may not be advisable and in the best interests of the company and its shareholders at that time because of a difficult accounting issue, which has arisen as a result of recently issued accounting guidance. That accounting issue arises from the fact that (i) employee stock options and restricted stock are granted in shares of Class A common stock and (ii) pursuant to Issue 41 of the FASB's EITF Issue No. 00-23 (effective January 24, 2002), a declassification may result in either "variable accounting" treatment or a new "measurement date" for outstanding options and unvested restricted stock in shares of Class A common stock, either of which would materially reduce reported net earnings with a non-cash charge in the period of declassification and in each quarter of the remaining vesting periods of the outstanding options and restricted stock. In order to reduce or eliminate an earnings charge related to a potential future declassification, the Board is considering issuing stock options and restricted stock grants in the future in shares of Class B common stock rather than Class A common stock. The Board reserves the right to revisit this matter from time-to-time and at any time could conclude that it would be advisable and in the best interests of the company and its shareholders to pursue a declassification with or without a resolution of this accounting issue.

         If the two classes of common stock were to be declassified, it is possible that, at least in the short-term thereafter, the shares of common stock which had previously been represented by Class B shares would trade below the market prices at which the Class B common stock had traded previously.

Our principal stockholders could significantly influence decisions pertaining to the company, and the anti-takeover effect of two classes of stock and associated voting rights and other provisions of our organizational documents could discourage attempts to acquire us.

         Holders of our Class B common stock are entitled to one vote per share and holders of our Class A common stock are entitled to one-tenth of one vote per share. Currently, the shares beneficially owned by members of the Lavin and Bernick families represent 39.2% of the voting power of our common stock. Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option, members of the Lavin and Bernick families will beneficially own 2,207,562 shares of Class A common stock and 9,219,723 shares of Class B common stock, representing 27.1% of the voting power of our common stock. Accordingly, if they vote in the same manner, members of the Lavin and Bernick families will still be able to significantly affect the disposition of many matters submitted to a vote of our stockholders, including the election of directors, mergers, acquisitions, dispositions, going private transactions and other extraordinary corporate transactions and their terms. In addition, various provisions of our organizational documents may have the effect of discouraging a third party from pursuing a non-negotiated takeover of us. See "Description of Capital Stock."

The dividend rights of our classes of common stock vary.

         The cash dividends paid on our Class A common stock and Class B common stock have been identical since the original issuance of Class A common stock in 1986. However, under our restated certificate of incorporation, dividends may be paid on the Class A common stock in excess of dividends paid, or without paying dividends, on the Class B common stock. See "Description of Capital Stock--Dividends and Distributions."

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and assessments of risks and uncertainties and reflect various assumptions concerning anticipated results, which may or may not prove to be correct. Some of the factors that could cause actual results to differ materially from estimates or projections contained in such forward-looking statements include:

                 . the pattern of brand sales, including variations in sales volume within periods,

                 . competition within the relevant product markets, including the ability to develop and successfully introduce new products, ensuring product quality, pricing, promotional activities, introduction of competing products and continuing customer acceptance of existing products,

                 .  loss of distributorship rights,

                 .  risks inherent in acquisitions and strategic alliances,

                 .  the loss of one or more key employees,

                 . the effects of a prolonged United States or global economic downturn or recession,

                 . changes in costs, including changes in labor costs, raw material prices or advertising and marketing expenses,

                 . the costs and effects of unanticipated legal or administrative proceedings, and

                 . variations in political, economic or other factors such as currency exchange rates, inflation rates, tax changes, legal and regulatory changes or other external factors over which we have no control.

Alberto-Culver has no obligation to update any forward-looking statement in this prospectus or any incorporated document.

                PRICE RANGE OF CLASS B COMMON STOCK AND DIVIDENDS

         Our Class B common stock is quoted on the New York Stock Exchange under the symbol "ACV." The following table shows, for the fiscal periods indicated, the high and low sales prices per share as reported on the NYSE Composite Tape.

                                                                 High          Low
                                                                 ----          ---
Fiscal Year Ending September 30, 2002:
         First Quarter                                          $45.90       $38.13
         Second Quarter                                          55.82        42.80
         Third Quarter (through May 15, 2002)                    57.91        52.50
Fiscal Year Ended September 30, 2001:
         First Quarter                                          $43.50       $28.44
         Second Quarter                                          42.75        36.88
         Third Quarter                                           44.45        37.15
         Fourth Quarter                                          46.26        37.35
Fiscal Year Ended September 30, 2000:
         First Quarter                                          $27.63       $22.31
         Second Quarter                                          27.13        19.38
         Third Quarter                                           31.81        23.19
         Fourth Quarter                                          31.50        27.38

         We paid cash dividends for Class B common stock of $.3225 per share in fiscal year 2001 and $.29 per share in fiscal year 2000. Our current quarterly dividend for Class B common stock is $.09 per share. See "Description of Capital Stock--Dividends and Distributions."

         On May 15, 2002, the last reported sales price on the NYSE was $56.72 per share for our Class B common stock. On May 15, 2002, there were 886 holders of record of our Class B common stock.

                                 USE OF PROCEEDS

         Alberto-Culver will not receive any of the proceeds of the shares of Class B common stock sold by the selling stockholders.

                                 CAPITALIZATION

         The following table shows our short-term borrowings and capitalization as of March 31, 2002. As we will not receive any of the proceeds of the sale of the Class B common stock sold by the selling stockholders and all of the shares to be sold are already outstanding, our short-term borrowings and capitalization will not change as a result of this offering. You should read this information in conjunction with our consolidated financial statements and related notes and the other financial information appearing elsewhere in or incorporated by reference in this prospectus.

                                                                                            March 31, 2002
         (Dollars in thousands, except per share data)                                       (Unaudited)
                                                                                          ------------------

         Short-term borrowings and current maturities of long-term debt                          $     3,268
                                                                                          ==================

         Long-term debt, excluding current maturities:
             8.25% senior notes due November 2005                                                $   200,000
             6.375% debentures due June 2028                                                         120,000
             Other                                                                                     1,122
                                                                                          ------------------

         Total long-term debt                                                                        321,122
                                                                                          ------------------

         Stockholders' equity:
             Common stock, par value $0.22 per share:
                Class A authorized 75,000,000 shares;                                                  6,735
                    issued 30,612,798 shares (1)
                Class B authorized 75,000,000 shares;                                                  8,296
                    issued 37,710,655 shares
             Additional paid-in capital                                                              195,644
             Retained earnings                                                                       831,824
             Accumulated other comprehensive income - foreign currency
               translation                                                                           (86,944)
             Deferred compensation                                                                    (6,705)
             Treasury stock, at cost (Class A common stock - 5,163,531 shares;
                Class B common stock - 5,379,015 shares)                                            (176,529)
                                                                                          ------------------

             Total stockholders' equity                                                              772,321
                                                                                          ------------------

         Total capitalization                                                                    $ 1,093,443
                                                                                          ==================


         __________________

         (1) Does not include 5,742,182 shares of Class A common stock issuable upon the exercise of outstanding employee and director stock options as of March 31, 2002.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data appearing below should be read together with the consolidated financial statements, notes and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus and with the consolidated financial statements, notes and other financial information we are incorporating by reference. The selected consolidated financial data for, and as of the end of each of the fiscal years 1997 through 2001 are derived from our audited consolidated financial statements. The selected consolidated financial data for, and as of the end of the six months ended March 31, 2001 and 2002 is derived from our unaudited consolidated financial statements. In our opinion, the unaudited consolidated financial statements reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of such periods. Our results of operations for the six months ended March 31, 2002 do not necessarily indicate what our operating results will be for the full fiscal year.




                                          Six Months Ended
(In thousands, except per share data)         March 31
                                            (Unaudited)                      Fiscal Year Ended September 30,
                                       ------------------------------------------------------------------------------------
                                          2002        2001        2001       2000(1)       1999        1998       1997(2)
                                          ----        ----        ----       -------       ----        ----       -------
 Operating Results:
 Net sales (3)                         $1,272,022   1,156,809   2,494,180   2,247,163    1,975,928   1,834,711   1,775,258
 Cost of products sold (3)                653,512     597,218   1,217,429   1,105,750      973,702     902,095     880,416
 Interest expense                          13,353      13,931      27,309      23,747       14,849      12,170      11,826
 Earnings before income taxes              95,298      75,028     167,236     154,281      133,783     132,378     136,121
 Provision for income taxes                33,354      25,510      56,860      51,097       47,493      49,311      50,704
 Net earnings (4)                          61,944      49,518     110,376     103,184       86,290      83,067      85,417
 Net earnings per share (4) (5):
     Basic                                   1.09        0.88        1.96        1.85         1.53        1.46        1.53
     Diluted                                 1.05        0.86        1.91        1.83         1.51        1.37        1.41
---------------------------------------------------------------------------------------------------------------------------
Weighted Average Shares
   Outstanding (5):
     Basic                                 57,077      55,978      56,176      55,790       56,378      56,845      55,967
     Diluted                               58,890      57,592      57,838      56,410       57,162      62,420      63,377
Shares Outstanding at Period End (5):
     Class A                               25,449      23,648      23,871      22,982       22,768      24,063      22,610
     Class B                               32,332      32,957      32,957      32,957       32,957      33,148      33,533
---------------------------------------------------------------------------------------------------------------------------
 Financial Condition:
 Current ratio                          2.11 to 1   2.25 to 1   2.25 to 1   2.17 to 1    1.92 to 1   1.89 to 1   1.86 to 1
 Working capital                       $  443,082     445,557     486,646     399,748      309,153     277,940     269,007
 Cash, cash equivalents and short-term
   investments                            100,569     141,451     202,839     114,951       57,816      73,305      87,600
 Property, plant and equipment, net       247,081     232,047     235,822     240,091      238,753     223,476     190,998
 Total assets                           1,561,675   1,435,572   1,516,501   1,385,598    1,181,494   1,065,343     998,056
 Long-term debt                           321,122     332,305     321,183     340,948      225,173     171,760     149,441
 Stockholders' equity                     772,321     678,499     736,009     632,260      565,780     531,150     495,001
 Cash dividends                             9,912       8,858      18,215      16,182       14,394      13,220      10,909
 Cash dividends per share (5) (6)          0.1725      0.1575      0.3225       0.290        0.255       0.230       0.195

(1) Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted earnings per share by 11 cents.

(2) Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of our corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted earnings per share by $0.18 and $0.16, respectively.

(3) In the first quarter of fiscal year 2002, we adopted the provisions of the FASB's EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," and Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. In connection with the adoption of EITF Issue Nos. 00-14 and 00-25, we reclassified certain amounts for the first half of fiscal year 2001 to conform to the current year presentation resulting in a $59.3 million reduction in net sales, a $5.8 million increase in cost of products sold and a $65.1 million decrease in promotion expenses for the six months ended March 31, 2001. Consolidated net earnings were not affected by these reclassifications.

     Net sales, cost of products sold and promotion expense for the fiscal years ended September 30, 2001, 2000, 1999, 1998 and 1997 have not been restated for the adoption of EITF Issue Nos. 00-14 and 00-25 in the selected financial data table above. The impact of the adoption on the fiscal year ended September 30, 2001 has been quantified and, when restated, will result in a $115.1 million reduction in net sales, an $11.1 million increase in cost of products sold and a $126.2 million decrease in promotion expense. We are in the process of completing the reclassifications for the fiscal years ended September 30, 2000, 1999, 1998 and 1997 and, when completed later this fiscal year, we expect that the reported consolidated net sales for each of the fiscal years will be reduced by approximately 4-6%. Consolidated net earnings will not be affected by these reclassifications.

(4) We implemented the FASB's SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of fiscal year 2002 for previously acquired intangibles. As required by SFAS No. 142, we ceased the amortization of goodwill and trade names effective October 1, 2001. In accordance with SFAS No. 142, results for fiscal years prior to fiscal year 2002 have not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 1996, net earnings and earnings per share would have been as follows (in thousands, except per share data):

                                                       Six Months
                                                         Ended
                                                       March 31,                  Fiscal Year Ended September 30,
                                                                    -----------------------------------------------------------
                                                          2001         2001         2000        1999        1998        1997
                                                          ----         ----         ----        ----        ----        ----
              Pro forma net earnings                    $53,750      119,100      111,016      92,350      88,407      90,733

              Pro forma net earnings per share:
                   Basic                                $  0.96         2.11         1.99        1.64        1.56        1.63
                   Diluted                              $  0.93         2.06         1.97        1.62        1.45        1.50

(5) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on our Class A and Class B outstanding shares in February 1997.

(6) Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April 1986.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

Results of Operations

         Three Months and Six Months Ended March 31, 2002 Compared to Three Months and Six Months Ended March 31, 2001

         We achieved record second quarter net sales of $657.8 million in fiscal year 2002, up $64.8 million or 10.9% over the comparable period of the prior year. For the six-month period ending March 31, 2002, net sales reached a new high of $1.27 billion, representing a 10.0% increase compared to last year's six-month period. Fiscal year 2002 sales were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates this year been the same as the second quarter and first half of fiscal year 2001, sales would have increased 12.2% for the second quarter and 10.9% for the first half.

         Net earnings were $32.7 million for the three months ended March 31, 2002, or 26.1% higher than the prior year's second quarter net earnings of $25.9 million. Basic earnings per share of 57 cents in the second quarter of fiscal year 2002 were 11 cents or 23.9% higher than the same period of fiscal year 2001. Diluted earnings per share for the current quarter increased 22.2% to 55 cents versus 45 cents in the same period of the prior year.

         Net earnings for the six months ended March 31, 2002 were $61.9 million, or 25.1% higher than the prior year's first half net earnings of $49.5 million. Basic earnings per share of $1.09 in fiscal year 2002 were 21 cents or 23.9% higher than the same period of fiscal year 2001. Diluted earnings per share increased 22.1% to $1.05 compared to 86 cents in the first half of fiscal year 2001.

         As discussed under "New Accounting Standards," we discontinued the amortization of goodwill and trade names at the beginning of fiscal year 2002. Had last year's results been restated to eliminate goodwill and trade name amortization, net earnings for the three months and six months ended March 31, 2002 would have increased $4.5 million or 16.1% and $8.2 million or 15.2%, respectively, compared to the prior year. Basic earnings per share for the three-month and six-month periods ended March 31, 2002 would have increased 7 cents or 14.0% and 13 cents or 13.5%, respectively, versus the prior year while diluted earnings per share would have increased 7 cents or 14.6% and 12 cents or 12.9%, respectively.

         Compared to the same periods of the prior year, sales of Alberto-Culver North America consumer products increased 7.3% and 9.6% in the second quarter and first six months of fiscal year 2002, respectively. The second quarter and first half increases were primarily due to higher sales for TRESemme shampoos, conditioners and styling products, St. Ives Swiss Formula lotions and body washes and the TCB, Soft and Beautiful Botanicals and Just For Me ethnic hair care lines, along with increased sales for custom label filling operations. Higher sales of TRESemme Hydrology also contributed to the first half increase.

         Sales of Alberto-Culver International consumer products decreased 1.6% in the second quarter and 1.1% in the first half of fiscal year 2002 compared to last year. Fiscal year 2002 sales were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates this year been the same as the second quarter and first six months of fiscal year 2001, International sales would have increased 4.1% and 2.6%, respectively.

         Our Specialty Distribution - Sally business segment achieved sales increases of 15.6% for the second quarter and 12.8% for the first six months of fiscal year 2002. The sales increases were mainly attributable to the expansion of Sally's full-service operations, higher sales for established Sally Beauty Company outlets and the addition of stores during the year. At March 31, 2002, Sally had 2,502 company-owned stores and 130 franchise stores offering a full range of professional beauty supplies.

         Cost of products sold as a percentage of net sales was 51.7% for the second quarter and 51.4% for the first six months of fiscal year 2002 compared to 51.1% for the second quarter and 51.6% for the first half of the prior year. The increased cost of products sold percentage in the second quarter of fiscal year 2002 was primarily attributable to a reduction in sales due to higher stocking allowances related to new products and increased sales of lower margin custom label products. Compared to the same period of the prior year, the decreased cost of products sold percentage in the first half of fiscal year 2002 was primarily attributable to increased sales of higher margin consumer products and lower manufacturing costs, partially offset by increased stocking allowances and increased sales of lower margin custom label products.

         Compared to the prior year, advertising, marketing, selling and administrative expenses in fiscal year 2002 increased $16.9 million or 6.9% for the second quarter and $38.6 million or 8.2% for the first six months. The increase primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Company business and higher expenditures for advertising and marketing.

         Advertising and marketing expense was $47.2 million for the second quarter and $93.3 million for the first half of fiscal year 2002 versus $46.4 million for the second quarter and $87.7 million for the first half of fiscal year 2001. The increase primarily resulted from higher advertising expenditures for Alberto-Culver North America related mainly to TRESemme Hydrology, TRESemme shampoos and conditioners and St. Ives Swiss Formula facials.

         The provision for income taxes as a percentage of earnings before income taxes was 35.0% for the second quarter and first half of fiscal year 2002 compared to 34.9% for the second quarter and 34.0% for the first half of the prior year. The higher tax rate for the first half of fiscal year 2002 is mainly due to the mix of foreign taxable earnings.

         Fiscal Year 2001 Compared to Fiscal Years 2000 and 1999

         Fiscal year 2001 marked our tenth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 2001 were $2.49 billion, an increase of 11.0% over prior year sales of $2.25 billion. Net sales in 1999 were $1.98 billion.

         Record net earnings of $110.4 million in 2001 increased 13.6% from the prior year's net earnings of $97.2 million before the non-recurring gain described below. Excluding the fiscal year 2000 non-recurring gain, basic earnings per share of $1.96 in fiscal year 2001 were 22 cents or 12.6% higher than fiscal year 2000. Diluted earnings per share before the non-recurring gain increased 11.0% to $1.91 in fiscal year 2001 from $1.72 in fiscal year 2000.

         In fiscal year 2000, we sold a European trademark with a nominal carrying value for $10.0 million. As a result, we recognized a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. Accordingly, basic and diluted earnings per share increased 11 cents as a result of the gain. Fiscal year 2001 net earnings increased $7.2 million or 7.0% compared to fiscal year 2000 net earnings including the non-recurring gain.

         Sales of Alberto-Culver North America consumer products in fiscal year 2001 increased to $616.9 million from $551.6 million in fiscal year 2000. The current year sales increase primarily resulted from the Pro-Line International business acquired in March 2000, the introduction of TRESemme Hydrology and higher sales for St. Ives Swiss Formula facial products and body washes, the Motions line of hair care products and the Alberto VO5 Herbals line of shampoos and conditioners. In fiscal year 2000, sales increased 18.4% compared to 1999 sales of $466.0 million primarily due to higher sales of the Alberto VO5 Herbals line of shampoos and conditioners, St. Ives Swiss Formula facial and body wash product lines, the Motions line of hair care products, TRESemme hair care products and higher sales for custom label filling operations, along with the inclusion of sales related to the Pro-Line acquisition.

         Alberto-Culver International consumer products sales increased 1.8% to $445.8 million in 2001 compared to $437.9 million in 2000. The fiscal year 2001 results were negatively impacted by the effect of foreign exchange rates. Had foreign exchange rates in fiscal year 2001 been the same as 2000, Alberto-Culver International sales would have increased 10.0%, primarily due to sales increases for Alberto-Culver's European and Latin American businesses. In fiscal year 2000, Alberto-Culver International's sales increased 1.6% to $437.9 million from $431.0 million in fiscal year 1999.

         Sales of the Specialty Distribution - Sally business segment increased to $1.46 billion in fiscal year 2001, compared to $1.28 billion and $1.10 billion in 2000 and 1999, respectively. The sales increases of 14.0% in 2001 and 16.8% in 2000 were attributable to the expansion of Sally's full service operations, higher sales for established Sally Beauty Company outlets and the addition of stores during the year. The number of Sally stores increased 21.5% during the last three fiscal years to a total of 2,428 at September 30, 2001 compared to 2,325 and 2,157 at the end of fiscal years 2000 and 1999, respectively.

         Cost of products sold as a percentage of sales was 48.8% in fiscal year 2001 compared to 49.2% in 2000 and 49.3% in 1999. The lower cost of products sold percentage in fiscal year 2001 compared to the prior year was primarily due to the introduction of higher margin new products and lower costs.

         Advertising, promotion, selling and administrative expenses increased 11.3% in fiscal year 2001 and 14.2% in 2000. The increases in fiscal years 2001 and 2000 primarily resulted from the higher selling and administration costs associated with the growth of the Sally Beauty Company business and higher expenditures for advertising, promotion and market research.

         Advertising, promotion and market research expenditures were $305.1 million, $286.4 million and $259.7 million in fiscal years 2001, 2000 and 1999, respectively. The higher expenses in fiscal year 2001 were mainly attributable to increased advertising and promotion expenditures for Alberto-Culver North America primarily related to the launch of TRESemme Hydrology and the acquisition of Pro-Line, and higher expenses for Alberto-Culver International primarily related to Advanced Alberto VO5, the introduction of a new product line in Mexico and the fiscal year 2000 acquisition of a skin care business in Poland.

         Interest expense, net of interest income, was $21.8 million, $19.2 million and $12.7 million in fiscal years 2001, 2000 and 1999, respectively. Interest expense was $27.3 million in fiscal year 2001 versus $23.7 million in 2000 and $14.8 million in 1999. The increase in interest expense in fiscal year 2001 was primarily attributable to an additional $8.4 million of interest expense related to the $200 million of 8.25% senior notes issued in April 2000. The higher interest expense was partially offset by lower interest expense related to the repayment of borrowings under the revolving credit facility, the payoff of the $20.0 million of notes payable which matured in September 2000, and the repayment of borrowings under the Swedish krona revolving credit facility. Interest income in fiscal year 2001 was $5.5 million, compared to $4.5 million in 2000 and $2.1 million in 1999. The increase in fiscal year 2001 was principally due to higher interest income resulting from investing the net proceeds of the senior notes for a full year and interest income earned on cash generated by operations during the year.

         The provision for income taxes as a percentage of earnings before income taxes was 34.0% in 2001, 33.1% in 2000 and 35.5% in 1999. The higher tax rate in fiscal year 2001 was primarily due to the mix of foreign taxable earnings.

Financial Condition

         March 31, 2002 versus September 30, 2001

         Working capital at March 31, 2002 was $443.1 million, a decrease of $43.5 million from $486.6 million at September 30, 2001. The resulting ratio of current assets to current liabilities was 2.11 to 1.00 at March 31, 2002 compared to 2.25 to 1.00 at September 30, 2001. The decrease in working capital and the ratio of current assets to current liabilities was primarily due to the cash paid for the acquisitions of Armstrong-McCall and other full-service beauty supply distributors by Sally Beauty Company during the first quarter of fiscal year 2002, offset in part by working capital generated from operations.

         Cash and cash equivalents decreased $101.8 million during the first six months of fiscal year 2002 primarily due to the $101.2 million of acquisitions of full-service beauty supply distributors by Sally Beauty Company, the repurchase of $40.0 million of accounts receivable previously sold under the company's conduit facility and $32.2 million of capital expenditures, partially offset by cash flows from operating activities.

         Accounts receivable increased $39.1 million to $208.7 million during the first six months of fiscal year 2002 primarily due to the repurchase of $40.0 million of accounts receivable previously sold under the company's conduit facility.

         Inventories increased $30.6 million or 6.4% to $508.9 million during the first six months of fiscal year 2002 principally due to the acquisitions of full-service beauty supply distributors and the growth of Sally Beauty Company.

         Net goodwill increased $69.9 million during the first six months of fiscal year 2002 mainly due to goodwill from acquisitions during the year, partially offset by the effects of foreign exchange rates.

         Accounts payable increased $18.7 million to $210.1 million during the first half of fiscal year 2002 primarily due to increased inventory levels required to support sales growth.

         Income taxes payable and deferred income taxes decreased $15.6 million to $54.0 million during the first six months of fiscal year 2002 mainly due to the timing of tax payments and tax benefits realized from the exercise of employee stock options in fiscal year 2002.

         Accumulated other comprehensive income - foreign currency translation increased $25.7 million during the first half of fiscal year 2002 primarily due to the effect of the devaluation of the Argentine peso.

         September 30, 2001 versus September 30, 2000

         Working capital at September 30, 2001 was $486.6 million, an increase of $86.9 million from the prior year's working capital of $399.7 million. The resulting current ratio was 2.25 to 1.00 at September 30, 2001 compared to 2.17 to 1.00 last year. The increase in working capital and the current ratio was primarily due to higher cash, cash equivalents and short-term investments principally resulting from cash generated from operating activities during the year.

         Accounts receivable increased 10.0% to $169.7 million from $154.2 million last year. The increase was principally due to increased sales.

         Inventories were $478.3 million at September 30, 2001, up 7.4% compared to $445.3 million last year. The increase primarily resulted from acquisitions and the growth of the Sally Beauty Company and Alberto-Culver North America businesses.

         Net property, plant and equipment decreased $4.3 million to $235.8 million at September 30, 2001. The decrease resulted primarily from depreciation during fiscal year 2001 and the effects of foreign exchange rates, substantially offset by expenditures for additional Sally stores, acquisitions, office facilities, machinery and equipment and information systems.

         Accounts payable of $191.4 million at September 30, 2001 increased $7.6 million compared to 2000, primarily due to the timing of inventory purchases and vendor payments, partially offset by the effects of foreign exchange rates.

         Long-term debt decreased $19.8 million to $321.2 million at September 30, 2001 principally due to the elimination of borrowings under our Swedish krona revolving credit facility.

         Total stockholders' equity increased $103.7 million to $736.0 million at September 30, 2001. The increase was primarily due to net earnings for the fiscal year and proceeds from the exercise of employee stock options, partially offset by dividend payments and the weakening of certain foreign currencies against the United States dollar.

Liquidity and Capital Resources

         Fiscal Year  2001 Compared to Fiscal Years 2000 and 1999

         Our primary sources of cash over the past three years have been from funds provided by operating activities and the issuance of $200 million of 8.25% senior notes in April 2000. Operating activities provided cash of $165.2 million, $119.1 million and $83.6 million in 2001, 2000 and 1999, respectively.

         We have obtained long-term financing as needed to fund acquisitions and other growth opportunities. We may also obtain funds prior to their actual need in order to take advantage of opportunities in the debt markets. In April 2000, we issued $200 million of 8.25% senior notes due November 2005. In June 1998, we issued $120 million of 6.375% debentures due June 2028. In September 1997, we obtained a five-year, $200 million revolving credit facility, which was increased to $250 million in fiscal year 2000. The facility, which had no borrowings outstanding at September 30, 2001 or 2000, may be drawn in U.S. dollars or in certain foreign currencies. Under debt covenants, we have the ability to incur up to $780 million of additional borrowings.

         The primary uses of cash during the three-year period ending September 30, 2001 were $225.9 million for acquisitions, $221.5 million for repayments of long-term debt, $122.1 million for capital expenditures, $48.8 million for cash dividends and $43.9 million for purchases of treasury stock.

         Compared to 1998, cash dividends per share increased 40.2% over the three-year period ended September 30, 2001. Cash dividends paid on Class A and Class B common stock were $.3225 per share in 2001, $.290 per share in 2000 and $.255 per share in 1999.

         We anticipate that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2002, we expect that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. We may also purchase shares of our common stock depending on market conditions. During fiscal years 1998 and 1999, our Board of Directors authorized the purchase of up to 9.0 million shares of our Class A common stock. As of September 30, 2001, 1.7 million Class A shares remained available for purchase under the authorizations. No Class A shares have been purchased under this program since October 1999.

Inflation

         We were not significantly affected by inflation during the period from October 1, 1998 through March 31, 2002. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which we operate.

Market Risk

         As a multinational corporation that manufactures and markets products in countries throughout the world, we are subject to certain market risks including foreign currency, interest rates and government actions. We consider a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. We use derivative financial instruments only for risk management and do not use them for trading or speculative purposes. As of September 30, 2001, we had no material derivative financial instruments outstanding.

         We are exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. Our primary exposures are to changes in exchange rates for the United States dollar versus the Swedish krona, the British pound sterling, the Canadian dollar, the Euro, the Australian dollar, the Mexican peso and the Argentine peso.

         Our various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions such as inventory purchases and intercompany transactions are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2001, we had no material outstanding foreign currency contracts.

         We consider combinations of fixed rate and variable rate debt, along with varying maturities, in our management of interest rate risk. At September 30, 2001, we had no variable rate long-term debt outstanding.

         We have periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow us to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2001, we had no interest rate swaps outstanding.

         Our quantitative information on market risk as of September 30, 2001 is as follows (in millions):

                                                                            Debt
                                                 --------------------------------------------------------------
         Expected Maturities                          Short-Term           Long-Term
                                                      Fixed Rate           Fixed Rate             Total
         ------------------------------------------------------------------------------------------------------
         2002 (3.3% average rate)                        $2.9                   --                  2.9
         2003 (8.9% average rate)                          --                  1.1                  1.1
         2004 (7.8% average rate)                          --                  0.1                  0.1
         2006 (8.3% average rate)                          --                200.0                200.0
         Thereafter (6.4% average rate)                    --                120.0                120.0
         ------------------------------------------------------------------------------------------------------
         Total                                           $2.9                321.2                324.1
         ======================================================================================================
         Fair Value                                      $2.9                336.1                339.0
         ======================================================================================================

         We are exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by our policy of investing in securities with high credit ratings.

         We provide credit to customers in the ordinary course of business and perform ongoing credit evaluations. Concentrations of credit risk with respect to trade receivables are limited due to the number of customers comprising our customer base. We believe our allowance for doubtful accounts is sufficient to cover customer credit risks.

         There have been no material changes in our market risk during the six months ended March 31, 2002.

         On May 1, 2002, we entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of our fixed rate 8.25% senior notes into a variable rate obligation. The swap agreement, which matures on November 1, 2005, is designated as a fair value hedge. Under the interest rate swap agreement, we will receive semi-annual interest payments at a fixed rate of 8.25% and are required to make semi-annual interest payments at a variable rate based on a fixed spread over the six-month London Interbank Offered Rate. The differential to be paid or received on the interest rate swap will be recorded as an adjustment to interest expense over each semi-annual period. On a pro-forma basis taking into account the interest rate swap, approximately 69% of our $321.1 million of long-term debt at March 31, 2002 is based on a fixed interest rate with the remaining 31% based on a variable interest rate.

New Accounting Standards

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. The accounting treatment of gains or losses resulting from changes in the values of those derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. We were required to comply with SFAS No. 133, as amended, in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

         In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition." SAB No. 101 provides guidance in applying generally accepted accounting principles to revenue recognition. We implemented SAB No. 101 in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

     In September 2000, FASB's EITF reached a consensus on Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF Issue No. 00-10 addresses the income statement classification of shipping and handling fees and costs. We implemented EITF Issue No. 00-10 in the first quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140 replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. We implemented SFAS No. 140 in the third quarter of fiscal year 2001 and its adoption did not have a material effect on the consolidated financial statements.

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. We adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. We also adopted SFAS No. 142 in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, we determined that our trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. Based on the results of our transitional impairment testing, no impairment of indefinite-lived trade names existed at October 1, 2001. In addition, as required by SFAS No. 142, we ceased the amortization of goodwill effective October 1, 2001. In accordance with the adoption provisions of SFAS No. 142, we have completed the required transitional goodwill impairment tests and have determined that goodwill was not impaired as of October 1, 2001, the date of adoption. Prospectively, goodwill will be reviewed for impairment at least annually, with its ongoing recoverability monitored based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

     In accordance with SFAS No. 142, results for fiscal years prior to 2002 in the consolidated statement of earnings have not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 2000, net earnings and earnings per share for the three and six months ended March 31, 2002 and 2001 would have been as follows (in thousands, except per share data):

                                                      Three Months             Six Months
                                                     Ended March 31,         Ended March 31,
                                                     ---------------         ---------------
                                                    2002         2001       2002         2001
                                                    ----         ----       ----         ----
     Reported net earnings                        $32,650       25,892     61,944       49,518
     Elimination of goodwill and trade name
         amortization, net of income taxes             --        2,221         --        4,232
                                                  -------       ------     ------       ------
     Pro forma net earnings                       $32,650       28,113     61,944       53,750
                                                  =======       ======     ======       ======
     Reported basic net earnings per share        $  0.57         0.46       1.09         0.88
     Elimination of goodwill and trade name
         amortization, net of income taxes             --         0.04         --         0.08
                                                  -------       ------     ------       ------
     Pro forma basic net earnings per share       $  0.57         0.50       1.09         0.96
                                                  =======       ======     ======       ======
     Reported diluted net earnings per share      $  0.55         0.45       1.05         0.86
     Elimination of goodwill and trade name
         amortization, net of income taxes             --         0.03         --         0.07
                                                  -------       ------     ------       ------
     Pro forma diluted net earnings per share     $  0.55         0.48       1.05         0.93
                                                  =======       ======     ======       ======

The change in the carrying amount of goodwill by operating segment for the six months ended March 31, 2002 is as follows (in thousands):

                                                        Consumer Products           Specialty
                                                  ------------------------------  Distribution-
                                                  North America    International      Sally       Total
                                                  -------------    -------------      -----       -----
     Goodwill, net:
     --------------
     Balance as of September 30, 2001                $69,379           79,648        115,312     264,339
     Additions                                           151               --         83,587      83,738
     Foreign currency translation effect                  --          (13,675)          (145)    (13,820)
                                                     -------          -------        -------     -------

     Balance as of March 31, 2002                    $69,530           65,973        198,754     334,257
                                                     =======          =======        =======     =======

Indefinite-lived trade names by operating segment at March 31, 2002 and September 30, 2001 are as follows (in thousands):

                                                             March 31,    September 30,
                                                               2002            2001
                                                               ----            ----
     Trade names, net:
     -----------------
     Consumer products:
       Alberto-Culver North America                          $  45,412         45,414
       Alberto-Culver International                             28,733         33,857
                                                             ---------       --------
          Total consumer products                               74,145         79,271
     Specialty Distribution - Sally                                223            261
                                                             ---------       --------
                                                             $  74,368         79,532
                                                             =========       ========

         In May 2000, the FASB's EITF reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. In April 2001, the EITF reached a consensus on Issue No. 00-25," Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. We adopted the provisions of EITF Issue Nos. 00-14 and 00-25 in the first quarter of fiscal year 2002. In connection with the adoption of EITF Issue Nos. 00-14 and 00-25, we reclassified certain amounts for the second quarter and first half of fiscal year 2001 to conform to the current year presentation resulting in a $29.6 million reduction in net sales, a $3.7 million increase in cost of products sold and a $33.3 million decrease in promotion expense for the three months ended March 31, 2001, and a $59.3 million reduction in net sales, a $5.8 million increase in cost of products sold and a $65.1 million decrease in promotion expenses for the six months ended March 31, 2001. Consolidated net earnings were not affected by these reclassifications.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets, including the presentation of discontinued operations in the statement of earnings. We are required to adopt the provisions of SFAS No. 144 no later than the first quarter of fiscal year 2003 and do not expect our implementation to have a material effect on the consolidated financial statements.

                                    BUSINESS

         Alberto-Culver Company and its consolidated subsidiaries have three principal business segments. Our consumer products business includes two segments, Alberto-Culver North America and Alberto-Culver International, which develop, manufacture, distribute and market branded consumer products worldwide. These branded consumer products primarily consist of beauty and health care products and food and household products. Alberto-Culver North America includes our consumer products operations in the United States and Canada, while Alberto-Culver International sells our consumer products in more than 120 other countries.

         Beauty and health care products accounted for approximately 37%, 39% and 39% of our consolidated net sales for the years ended September 30, 2001, 2000 and 1999, respectively. Food and household products accounted for approximately 5%, 5% and 6% of our consolidated net sales for the years ended September 30, 2001, 2000 and 1999, respectively.

         Our third segment, Specialty Distribution - Sally, consists of two operations: (1) Sally Beauty Supply, a domestic and international chain of cash-and-carry outlets offering professional beauty supplies to both professionals and retail consumers and (2) Beauty Systems Group, a full-service beauty products distributor offering professional brands directly to salons and through professional-only outlets in exclusive geographic territories. This segment accounted for approximately 58%, 56% and 55% of the company's consolidated net sales for the years ended September 30, 2001, 2000 and 1999, respectively.

Our Core Strengths

         Alberto-Culver's steady growth and leadership position in global beauty products is due to several core strengths.

          . Global Consumer Beauty Brands - Our global consumer products business has a long history with established brand names and generated approximately $1 billion in sales from over 120 countries in fiscal year 2001. Our three leading beauty brands are Alberto VO5/Alberto, St. Ives Swiss Formula and TRESemme. The Alberto VO5 and Alberto global hair care brands had over $300 million in sales in fiscal year 2001, with approximately 95% aided brand awareness in the domestic hair care segment and the number three unit market share in the domestic shampoo/conditioner category (all unqualified market share comparisons for consumer products included in "--Our Core Strengths" are based upon Information Resources Incorporated data). St. Ives Swiss Formula is a global skin care and hair care brand with over $160 million in sales in fiscal year 2001 and whose apricot scrub has the leading domestic stock keeping unit in the facial moisturizers and cleansers category. With a long professional heritage, the TRESemme hair care brand had over $100 million in sales in fiscal year 2001 and was one of the fastest growing brands in the retail shampoo/conditioner category, with sales growth of 41% and 56% in units and dollars, respectively, for the 52 weeks ended April 7, 2002.

          . Number One Chain of Cash-and-Carry Beauty Supply Stores in the United States - We hold the number one domestic position in cash-and-carry professional beauty distribution through our branded network of nearly 2,000 Sally Beauty Supply stores in the United States. We have successfully become a partner to salon professionals by providing an extensive selection of professional products, the majority of which we believe are not available through food, drug or mass outlets. We believe the Sally business model is unique among retailers as it experiences very little seasonality, is supported by minimal advertising and requires low capital investment for expansion. We are the only national retail chain offering a full line of professional beauty supplies to both salon professionals and retail consumers.

               . Leading Supplier Within the Fragmented Direct-to-Salon Segment - Sally's Beauty Systems Group operates under exclusive territory licenses, selling professional-only brands such as Matrix, Paul Mitchell, Graham Webb, Redken, TIGI, Sebastian and others directly to salons through approximately 900 professional sales consultants and 480 stores. As a result of numerous acquisitions over the past several years, including the purchase of Armstrong-McCall in December 2001, we believe we have positioned Beauty Systems Group as the market consolidator in the United States. We also believe we have successfully leveraged our ability to acquire, integrate and grow businesses to become the distributor of choice within this segment.

               . Number Two Position in the Profitable Ethnic Hair Care Category - With the acquisition of Pro-Line International in March 2000, added to our other ethnic hair care brands, we believe that we hold the number two position by revenue in the high margin domestic ethnic hair care category. Our strong brands include Motions, TCB, Soft & Beautiful and Just For Me. We believe the company has the number one professional brand, the number one children's brand and the number two relaxer position in the domestic ethnic hair care category.

               .    Consistent Outperformance of Hair Care and Skin Care
                    Brands - Alberto-Culver's shampoos, conditioners, conditioning treatments and styling aid products have exceeded the growth of the daily hair care and styling category in 24 of the last 27 rolling 12-week periods in dollar sales. The dollar sales growth of our skin care products (including facials, body wash, scrubs and lotions) has also exceeded other brands in the category in 21 of the last 27 rolling 12-week periods.

               . Ten Consecutive Years of Record Sales and Record Earnings - During the last ten years, our sales have almost tripled growing from $874 million in fiscal year 1991 to $2.49 billion in fiscal year 2001 and our net earnings have almost quadrupled with our net earnings reaching $110 million in fiscal year 2001 versus $30 million in fiscal year 1991. Our disciplined focus on our hair and skin care consumer products businesses and Sally Beauty Company has resulted in consistent revenue and earnings per share growth compounded annually at rates of 11% and 14%, respectively, over the last ten years. Moreover, we have increased our annual cash dividend for 18 consecutive years.

               . Strong Cash Flow and Balance Sheet - Alberto-Culver's history of strong cash flow and earnings growth has enabled us to maintain a conservative capital structure and a low level of debt while steadily increasing the scale of our operations. We believe that we have maintained the financial flexibility to continue to grow our businesses, both organically and through selected acquisitions.

               . Experienced Management Team - Alberto-Culver's entrepreneurial, experienced management team continues to lead it toward continued financial and operational success. The business has been managed by the founding family since it was acquired in 1955, and a second generation of the family, along with a management team with substantial experience and expertise, leads the business with a continued vision of building and growing a premier consumer products and specialty beauty products distribution company.

Our Strategy

         Alberto-Culver maintains a consistent operating strategy that provides significant opportunities for growth across its global beauty brands, Sally Beauty Supply stores and Beauty Systems Group. Our strategy includes the following:

                    . Consolidate and Streamline the Fragmented Direct-to-Salon Segment. Beauty Systems Group currently operates in approximately 60% of the continental United States, allowing for significant additional acquisition opportunities in the highly fragmented full-service beauty supply distribution industry. Moreover, we often find that the limited sophistication and scale of the participants in this sector affords Beauty Systems Group the opportunity to use its infrastructure and experience to significantly improve the operating performance and margins of the acquired companies' store operations, sales force channel effectiveness and logistic functions.

                    . Continue Product Innovation. We believe that there are numerous opportunities for new innovations and product extensions within our existing strong brands. Successful extensions in the past two fiscal years include the Alberto VO5 Herbals and TRESemme Hydrology lines of shampoos and conditioners. We believe that we will continue to be able to leverage our existing brands by introducing additional products, with some at higher price points, as well as creating new sublines within our primary businesses. We recently opened a new $10 million research and development center at our corporate headquarters to continue to drive new product innovation and brand extensions.

                    . Increase Consumer Products Profit Margins Through Product Optimization and Further Maximization of Our Global Infrastructure. Capacity for margin expansion exists in all of our businesses through ongoing product innovation, improved pricing, achievement of cost efficiencies and prioritization of initiatives focused on fewer, larger geographies and brands. By pursuing this strategy, we have been able to grow our pre-tax margins for Alberto-Culver North America consumer beauty care brands from 4% in fiscal year 1994 to 9% in fiscal year 2001, while almost doubling our sales to $617 million in fiscal year 2001 from $333 million in fiscal year 1994. In addition, we continue to pursue ways to maximize the impact and benefits of our global infrastructure. By taking a more uniform and coordinated approach across the globe, we believe we will be able to take advantage of global economies in procurement, marketing, manufacturing and distribution that should lead to continued margin improvement.

                    . Continue Roll-Out of Sally Beauty Supply Stores. We believe that there are significant growth opportunities from the continued roll-out of Sally Beauty Supply stores both domestically and abroad. With nearly 2,000 domestic outlets to date, we believe there is significant potential for increased market penetration to over 3,000 stores in the United States alone. We plan to open approximately 40 to 50 new stores per year, net of store closings. Sally Beauty Company has only begun to establish its retail presence internationally with approximately 180 stores, focusing to date on the United Kingdom, Germany and Japan and recently entering Mexico. With only limited international presence, the company believes overseas markets represent a significant avenue for growth.

                    . Acquire and Grow Consumer Beauty Brands and Businesses. Over the past decade, a series of select consumer beauty products acquisitions, including Cederroth, Molnlycke Toiletries, St. Ives and Pro-Line International, has broadened our product portfolio, global footprint and infrastructure. We have cultivated the technology, expertise and infrastructure to continue to develop and leverage global, leading brands. As many consumer products and healthcare companies continue to divest non-core brands and individual businesses, we remain well positioned to benefit from these opportunities.

Alberto-Culver North America

         Our major beauty and health care products marketed in the United States include the Alberto VO5, TRESemme and Consort lines of hair care products, the St. Ives Swiss Formula line of hair and skin care products and FDS feminine deodorant sprays. In fiscal year 2000, we acquired Pro-Line International, a maker of ethnic hair care products, including the Soft & Beautiful, Just For Me and Comb-Thru brands. We believe that this acquisition makes us the second largest domestic manufacturer and marketer of ethnic hair care products when combined with our Motions and TCB brands. Food and household products sold in the United States include Mrs. Dash salt-free seasoning blends, Molly McButter butter flavor sprinkles, SugarTwin sugar substitute and Static Guard anti-static spray.

         In Canada, we sell most of the products marketed in the United States along with the Alberto European and Alberto Balsam lines of hair care products.

         The Alberto-Culver North America segment also includes the manufacturing of custom label personal care products in the United States for other companies.

Alberto-Culver International

         In the United Kingdom, we manufacture and market products such as the Alberto VO5, Advanced Alberto VO5, Alberto Balsam and TRESemme lines of hair care products and the St. Ives Swiss Formula line of hair and skin care products. We market Indola professional hair colors, shampoos, conditioners and styling products throughout Europe and other international markets.

         In Latin America, the significant products sold by the company include the Alberto VO5, Alberto Get Set and Antiall lines of hair care products, the St. Ives Swiss Formula line of hair and skin care products, Veritas soap and deodorant body powder products and Farmaco soap products.

         We manufacture, market and distribute beauty and health care products throughout Scandinavia and Europe through our Cederroth International subsidiary headquartered in Sweden. Such products include Salve adhesive bandages, Alberto VO5 hair care products, Samarin antacids, Seltin salt substitute, Jordan toothbrushes, Topz cotton buds, Savette wet wipes, Bliw liquid soaps, Date anti-perspirants and cologne for women, Alberto Family Fresh shampoo and shower products, Suketter artificial sweetener, the St. Ives Swiss Formula line of hair and skin care products, HTH and L300 skin care products, Grumme Tvattsapa detergents and Pharbio natural pharmaceuticals. In fiscal year 2000, Cederroth International purchased Soraya, a skin care company in Poland.

         Our other international markets include Australia, Italy and New
Zealand.

Specialty Distribution - Sally

         Sally Beauty Company operates a network of cash-and-carry professional beauty supply stores under the name Sally Beauty Supply and also sells professional beauty products to hairdressers, beauticians and cosmetologists through its Beauty Systems Group full-service distribution business.

         As of March 31, 2002, Sally Beauty Company, including its Beauty Systems Group, had over 2,500 stores in the United States, Puerto Rico, the United Kingdom, Canada, Japan, Germany and Mexico. Through targeted acquisitions, organic growth and distribution and merchandising efficiencies, Beauty Systems Group achieved over $400 million in sales in fiscal year 2001, making it our fastest growing business unit.

         Sally Beauty Supply stores provide salon owners, hairdressers and consumers with an extensive selection of hair care products, cosmetics, styling appliances and other beauty items, including brands such as Wella, Clairol, Revlon and L'Oreal. Sally Beauty Supply stores' professional customers purchase salon supplies at a discount, while its retail customers purchase professional products at a higher price.

         Sally's Beauty Systems Group distributes professional beauty products to salons in exclusive, licensed territories in the Northeast, Midwest, Midsouth, Southwest, East and Southeast United States and portions of Canada and Mexico. Beauty Systems Group operates over 400 stores that are open exclusively to the salon professional and maintains a sales force that consists of approximately 900 professional distributor sales consultants who call on the salons directly. In addition to selling professional beauty products, these sales consultants train salon operators and owners in new styles, techniques and business practices. The brands sold in the Beauty Systems Group stores and through sales consultants, such as Matrix, Paul Mitchell, Graham Webb, Redken, TIGI and Sebastian are sold to consumers exclusively through salons and are not available at Sally Beauty Supply stores.

Product Development and Marketing

         Many of our consumer products are developed in the company's laboratories. We recently invested approximately $10 million to establish a new research and development facility at our corporate headquarters. In fiscal year 2000, we established global structures for operations and research and development, which are designed to enable us to implement cost-savings initiatives more quickly on a broad scale and to shorten the time that it takes to develop an idea into a market-ready product. New products introduced by the company are assigned product managers, who guide the products from development to the consumer. The product managers are responsible for the overall marketing plans for the products and coordinate advertising and marketing activities.

         In fiscal year 2001, with the introduction of the Herbals line, we increased the Alberto VO5 brand's share throughout the year to approximately 10% in units in the United States shampoo and conditioner category. Internationally, we introduced the Advanced Alberto VO5 line of shampoos, patented conditioners and treatments, a premium-priced line which features moisturizing formulas enhanced with time-released vitamins.

         Through our St. Ives Swiss Formula brand, we built our position in the body wash category last year, leveraging the skin care and botanical experience that is the foundation of our St. Ives Swiss Formula line. In addition, we introduced to international markets a number of other St. Ives Swiss Formula skin care products that are successful in the United States, with encouraging results.

         Under the TRESemme brand, we introduced a successful line of shampoos and conditioners called TRESemme Hydrology at a premium price point to the traditional TRESemme line. We also relaunched the traditional TRESemme line at a higher price point.

         We allocate a large portion of our revenues to the advertising and marketing of consumer beauty products. Net earnings are materially affected by these expenditures, which are charged against income in the period incurred.

         We regard television as the best medium for our advertising and use it to conduct extensive network, spot and cable television advertising campaigns. We also advertise through other media such as newspapers, magazines and radio, as well as through Sally Beauty Company's direct mailings to customers.

         Extensive advertising and marketing are required to build and protect a product's market position. We believe there is significant consumer awareness of our major brands and that such awareness is an important factor in our operating results.

         See "Risk Factors--Risks Related to our Business--We face competition in the beauty and health care products and beauty supply industries."

Competition

         The domestic and international markets for our branded consumer products are highly competitive and sensitive to changes in consumer preferences and demands. Our competitors range in size from large, highly diversified companies (some of which have substantially greater financial resources than we do) to small, specialized producers. We compete primarily on the basis of innovation, product quality and price and believe that brand loyalty and consumer acceptance are also important factors to our success.

         Sally Beauty Company experiences domestic and international competition from a wide range of retail outlets, including mass merchandisers, drug stores and supermarkets, carrying a full line of beauty and health care products. In addition, Sally Beauty Company competes with local and regional beauty supply stores and full-service dealers selling directly to salons through both professional distributor sales consultants and cash-and-carry outlets open only to salon professionals. Sally also faces competition from certain manufacturers which use their own sales forces to distribute their professional beauty products directly to salons.

         See "Risk Factors--Risks Related to our Business--We face competition in the beauty and health care products and beauty supply industries."

Distribution

         Our sales force and independent brokers sell our retail beauty and health care products and food and household products by calling upon retail outlets such as mass merchandisers, supermarkets, drug stores, dollar stores, wholesalers and variety stores.

         Our sales representatives and brokers sell our professional hair care products primarily for the ethnic market in the United States to beauty supply outlets and to beauty distributors, who in turn sell to beauty salons, barber shops and beauty schools.

         Our products are sold internationally in more than 120 countries, primarily through direct sales by our subsidiaries, independent distributors and licensees.

         Sally Beauty Company, including its Beauty Systems Group, sells professional beauty supplies through over 2,500 stores located in 47 states, Puerto Rico, the United Kingdom, Canada, Japan, Germany and Mexico. Sally Beauty Supply stores are self-service, cash-and-carry and are primarily located in strip shopping centers. Sally operates the largest domestic chain of cash-and-carry beauty supply stores and as such is a major customer of some of the company's competitors in the personal care products industry. In addition, Sally's Beauty Systems Group distributes products in exclusive, licensed territories in the Northeast, Midwest, Midsouth, East, Southeast and Southwest United States and portions of Canada and Mexico and sells only to the professional market through its stores and approximately 900 professional distributor sales consultants. Sally sells Alberto-Culver North America's professional hair care products, but these products represent only a small portion of Sally's selection of salon brands.

         See "Risk Factors--Risks Related to our Business--Our business is exposed to domestic and foreign currency fluctuations," "--Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks," and "--Distribution delays or interruptions could harm our sales and profitability."

                                   MANAGEMENT

Executive Officers and Directors

         The following sets forth information with respect to our directors and executive officers as of May 15, 2002.

         Leonard H. Lavin, 82, the founder of Alberto-Culver, has served as a director and Chairman of Alberto-Culver since 1955. Mr. Lavin is the husband of Bernice E. Lavin, the father of Carol L. Bernick and the father-in-law of Howard
B. Bernick.

         Howard B. Bernick, 50, has served as a director of Alberto-Culver since 1986, as President of Alberto-Culver since 1988 and as Chief Executive Officer of Alberto-Culver since 1994. Mr. Bernick is also a director of AAR Corp. and the Wm. Wrigley Jr. Company. Mr. Bernick is the husband of Carol L. Bernick and the son-in-law of Leonard H. Lavin and Bernice E. Lavin.

         Bernice E. Lavin, 76, has served as a director and Secretary and Treasurer of Alberto-Culver since 1955 and as Vice Chairman since 1994. Mrs. Lavin is the wife of Leonard H. Lavin, the mother of Carol L. Bernick and the mother-in-law of Howard B. Bernick.

         Carol L. Bernick, 50, has served as a director of Alberto-Culver since 1984, as Assistant Secretary of Alberto-Culver since 1990, as Vice Chairman of Alberto-Culver and President of Alberto-Culver North America, a division of Alberto-Culver, since April 1998 and as President of Alberto-Culver USA, Inc., a wholly-owned subsidiary of Alberto-Culver, from 1994 to April 1998 and since January 1999. From 1990 to April 1998, she served as Executive Vice President of Alberto-Culver. Mrs. Bernick is the wife of Howard B. Bernick and the daughter of Leonard H. Lavin and Bernice E. Lavin.

         A. Robert Abboud, 72, has served as a director of Alberto-Culver since 1994 and as President of A. Robert Abboud and Company, a private investment firm, for more than five years. Mr. Abboud is also a director of AAR Corp.

         A. G. Atwater, Jr., 58, has served as a director of Alberto-Culver since 1995 and as President and Chief Executive Officer of Amurol Confections Company, a specialty confections manufacturer and a wholly-owned associated company of the Wm. Wrigley, Jr. Company, for more than five years.

         Allan B. Muchin, 66, has served as a director of Alberto-Culver since 1995 and as Chairman of Katten Muchin Zavis Rosenman, a Chicago-based law firm, since 1995. For more than five years prior to 1995, Mr. Muchin served as Co-Managing Partner and a member of the Board of Directors and Executive Committee of Katten Muchin Zavis Rosenman.

         Robert H. Rock, D.B.A., 52, has served as a director of Alberto-Culver since 1995 and as the President of MLR Holdings, LLC, an investment company with holdings in publishing and information businesses, for more than five years. Mr. Rock has also served as Chairman of Metroweek Corporation, a publisher of weekly newspapers and specialty publications, for more than five years. Mr. Rock is also a director of Hunt Corporation, Quaker Chemical Corporation, Advanta Corporation and Penn Mutual Life Insurance Company.

         Sam J. Susser, 62, has served as a director of Alberto-Culver since January 2001 and as Chairman of the Board of SSP Partners, an operator of convenience stores under the brand name "Circle K," since 1995. From 1988 to 1995, Mr. Susser served as Chairman of the Board of Southguard Corporation. SSP Partners is the successor of Southguard Corporation.

         Harold M. Visotsky, M.D., 77, has served as a director of Alberto-Culver since 1989, as the Owen L. Coon Professor of Psychiatry and Behavioral Sciences Emeritus at Northwestern University Medical School for more than five years, and as a consultant for more than five years in the areas of health planning and benefits management.

         William W. Wirtz, 72, has served as a director of Alberto-Culver since 1978 and as President of Wirtz Corporation, a diversified operations and investment company, for more than five years.

         John R. Berschied, Jr., 58, has been Group Vice President, Worldwide Research and Development of Alberto-Culver since May 2000. From January 2000 to May 2000, Mr. Berschied was the Director of Technology and Innovation Management at Arthur D. Little, Inc. Mr. Berschied was the Senior Vice President, Global Research, Development and Engineering, at S.C. Johnson and Son, Inc. from February 1993 to December 1999.

         William J. Cernugel, 59, has been Senior Vice President and Chief Financial Officer of Alberto-Culver since May 2000. Previously, Mr. Cernugel was the Senior Vice President, Finance for more than five years.

         Michael H. Renzulli, 61, has been President of the Sally Beauty Company, Inc., a subsidiary of Alberto-Culver, for more than five years.

         Gary P. Schmidt, 51, has been Vice President, General Counsel and Assistant Secretary of Alberto-Culver since June 1997. From April 1990 to June 1997, Mr. Schmidt served as Vice-President, General Counsel and Secretary at Fujisawa USA, Inc.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information for the selling stockholders identified below with respect to (1) the beneficial ownership of Class A common stock and Class B common stock prior to the offering and the percentage of total voting power represented by those shares for each selling stockholder and (2) the number of shares of Class A common stock and Class B common stock to be beneficially owned by the selling stockholder after the offering and the percentage of total voting power represented thereby, based on common stock outstanding as of May 15, 2002 and assuming no exercise of the underwriters' over-allotment option. As described in the notes to the table, certain selling stockholders share voting and investment power with respect to certain shares of common stock with one or more of the other selling stockholders. Such shares are shown as beneficially owned in the table below by only one of such selling stockholders. For a discussion of the relationship of certain of the selling stockholders to Alberto-Culver and to each other, please refer to "Management" in this prospectus.

                                          Common Stock                                                Common Stock
                             Beneficially Owned Before the Offering                      Beneficially Owned After the Offering
                             ---------------------------------------                   -------------------------------------------
                                                                        Shares of
                                                                         Class B
                              Class A      Class B    Percentage     Common Stock to     Class A     Class B      Percentage of
   Name of selling            -------      -------     of Total       be Sold in the     -------     -------      Total Voting
     stockholder               (1)(2)      (1)(2)    Voting Power       Offering         (1)(2)      (1)(2)          Power
  ----------------             ------      ------    ------------       --------         ------      ------          -----
Carol L. Bernick (3)           519,368    4,394,126       12.7%         2,871,554        519,368    1,522,572          4.5%

CLB Investment Trust (4)         5,100       47,910          *             47,910          5,100            0            *

Bernice E. Lavin (5)           407,912    4,104,714       11.9            694,536        407,912    3,410,178          9.9

Leonard H. Lavin (6)           401,082    4,755,304       13.7            640,000        401,082    4,115,304         11.9

Wirtz Corporation (7)          582,000    1,746,000        5.2          1,746,000        582,000            0            *
                                                                    -----------------

                                                                        6,000,000

                                                                    =================

------------------------------------------------
*        Represents less than 1%.

(1) All, but not less than all, of the shares of Class A common stock may at any time be converted into shares of Class B common stock on a share-for-share basis at the option of Alberto-Culver. Each share of Class B common stock is convertible at the option of the holder into one share of Class A common stock.

(2) Each selling stockholder disclaims beneficial ownership of any shares indicated as owned as trustee or co-trustee of a trust of which such selling stockholder is not a beneficiary or as an officer and/or director of a foundation or corporation.

(3) Under the Securities Exchange Act, Mrs. Bernick beneficially owns or is deemed to beneficially own: 1,928,817 shares of Class B common stock held as trustee of a trust for the benefit of Mrs. Bernick's sister, for which Mrs. Bernick has sole voting and investment power; 222,527 shares of Class B common stock held as trustee of a trust for the benefit of Mrs. Bernick's nephew, for which Mrs. Bernick has sole voting and investment power; 80,088 shares of Class A common stock and 87,528 shares of Class B common stock held as trustee of trusts for the benefit of certain of Mr. and Mrs. Bernick's family members, for which Mrs. Bernick has sole voting and investment power; 439,280 shares of Class A common stock and 2,046,880 shares of Class B common stock held as trustee of trusts for the benefit of Mrs. Bernick, for which Mrs. Bernick has sole voting and investment power; 100,000 shares of Class B common stock held as trustee of an insurance trust for the benefit of Mr. and Mrs. Lavin's children and grandchildren, for which Mrs. Bernick has sole voting and investment power; and 8,374 shares of Class B common stock held as a participant in the Alberto-Culver Company Employees' Profit Sharing Plan. Shares reported as beneficially owned by Mrs. Bernick in the table above do not include 536,346 shares of Class A common stock and 4,737,078 shares of Class B common stock, as to which Mrs. Bernick shares voting and investment power with Howard B. Bernick, Mrs. Lavin and/or Mr. Lavin and are reported as beneficially owned by either Mr. Bernick, Mrs. Lavin or Mr. Lavin.

(4) CLB Investment Trust is a trust for the benefit of certain of Mr. and Mrs. Bernick's family members, for which Howard B. Bernick serves as a co-trustee and with respect to which he shares voting and investment power. Under the Securities Exchange Act, Mr.

          Bernick is deemed to beneficially own the shares of common stock held by the trust. Mr. Bernick also beneficially owns or is deemed to beneficially own 874,100 shares of Class A common stock and 171,669 shares of Class B common stock.

(5) Under the Securities Exchange Act, Mrs. Lavin beneficially owns or is deemed to beneficially own: 294 shares of Class B common stock directly and with respect to which she has sole voting and investment power; 307,648 shares of Class A common stock and 393,936 shares of Class B common stock held as trustee of trusts for the benefit of Mr. and Mrs. Lavin's children and grandchildren, for which Mrs. Lavin has sole voting and investment power; 100,200 shares of Class A common stock and 300,600 shares of Class B common stock held as co-trustee of a trust for the benefit of Mrs. Bernick, for which Mrs. Lavin shares voting and investment power with Mrs. Bernick; 1,638,335 shares of Class B common stock held as co-trustee of a trust for the benefit of Mrs. Lavin, for which Mrs. Lavin shares voting and investment power with Mr. Lavin; and 64 shares of Class A common stock and 1,771,549 shares of Class B common stock held as co-trustee of a trust for the benefit of Mrs. Lavin, for which Mrs. Lavin shares voting and investment power with Mr. Lavin and Mrs. Bernick. Shares reported as beneficially owned by Mrs. Lavin in the table above do not include 401,082 shares of Class A common stock and 4,754,382 shares of Class B common stock, as to which Mrs. Lavin shares voting and investment power with Mrs. Bernick and/or Mr. Lavin and are reported as beneficially owned by Mr. Lavin. See footnote (6).

(6) Under the Securities Exchange Act, Mr. Lavin beneficially owns or is deemed to beneficially own: 922 shares of Class B common stock directly and with respect to which he has sole voting and investment power; 395,378 shares of Class A common stock and 520,000 shares of Class B common stock owned by the Lavin Family Foundation, of which Mr. Lavin is a director and the President and shares voting and investment power with Mrs. Lavin and Mrs. Bernick, each of whom serves as a director and an officer; 5,704 shares of Class A common stock and 2,073,529 shares of Class B common stock held as co-trustee of a trust for the benefit of Mr. Lavin, for which Mr. Lavin shares voting and investment power with Mrs. Lavin and Mrs. Bernick; and 2,160,853 shares of Class B common stock held as co-trustee of a trust for the benefit of Mr. Lavin, for which Mr. Lavin shares voting and investment power with Mrs. Lavin. Shares reported as beneficially owned by Mr. Lavin in the table above do not include 64 shares of Class A common stock and 3,409,884 shares of Class B common stock, as to which Mr. Lavin shares voting and investment power with Mrs. Bernick and/or Mrs. Lavin and are reported as beneficially owned by Mrs. Lavin. See footnote (5).

(7) Wirtz Corporation owns 582,000 shares of Class A common stock and 1,746,000 shares of Class B common stock. William W. Wirtz is President and a director of Wirtz Corporation. Under the Securities Exchange Act, Mr. Wirtz is deemed to beneficially own the shares of common stock held by Wirtz Corporation and also beneficially owns 15,000 shares of Class A common stock subject to stock options exercisable currently or within 60 days.

          If the underwriters exercise their over-allotment option in full, the shares sold will be from certain trusts over which Carol L. Bernick has voting and investment power and which she is deemed to beneficially own under the Securities Exchange Act, in which event she will be deemed to beneficially own 519,368 shares of Class A common stock and 622,572 shares of Class B common stock representing 1.9% of the voting power of our common stock.

                          DESCRIPTION OF CAPITAL STOCK

     The capital stock authorized in our restated certificate of incorporation, as amended, consists of 150,000,000 shares of common stock, $0.22 par value per share, of which 75,000,000 shares are Class A common stock and 75,000,000 shares are Class B common stock. Except as described below under "Voting," "Dividends and Distributions," and "Conversion and Other," the Class A common stock and the Class B common stock are identical to each other.

     Voting. Each share of Class B common stock entitles its holder to one vote per share on all matters on which stockholders are entitled to vote (including the election of directors). Each share of Class A common stock entitles its holder to one-tenth of one vote per share on all such matters. All actions submitted to a vote of stockholders will be voted on by holders of Class A and Class B common stock voting together as a single class, except on matters where a separate class vote is required by Delaware law. Matters requiring a separate class vote include amendments to a company's certificate of incorporation to change the number of authorized shares of that class, to change the par value of the shares of that class, or to alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely.

     There is no provision in our restated certificate of incorporation permitting cumulative voting in the election of directors.

     Dividends and Distributions. Dividends are payable only as and when declared by our Board of Directors. Subject to the next paragraph, the Class A common stock and Class B common stock have identical dividend rights, except that no dividend may be paid on the Class B common stock unless an equal or greater dividend is paid on the Class A common stock. Dividends may be paid on the Class A common stock in excess of dividends paid, or without paying dividends, on the Class B common stock.

     Distributions consisting of shares of Class A common stock may be paid to holders of Class A common stock and Class B common stock on an equal per share basis. Distributions consisting of shares of Class A common stock may be paid to holders of Class A common stock, but only if distributions consisting of shares of Class B common stock are paid on an equal per share basis to holders of Class B common stock. Likewise, distributions consisting of shares of Class B common stock may be paid to holders of Class B common stock, but only if distributions consisting of shares of Class A common stock are paid on an equal per share basis to holders of Class A common stock. In addition, distributions consisting of any other class of our securities other than our common stock, may be paid to the holders of those securities only, or to the holders of those securities and to the holders of Class A common stock and Class B common stock, on an equal per share basis as to the holders of the Class A common stock and the Class B common stock.

     The shares of one class of common stock may not be reclassified, subdivided or combined without reclassifying, subdividing or combining the other class of common stock, on an equal per share basis.

     Conversion and Other. All, and not less than all, of the Class A common stock may at any time be converted into Class B common stock on a share-for-share basis at our option. Unless we have converted all the issued Class A common stock into Class B common stock as provided in the preceding sentence, the Class B common stock is convertible into Class A common stock on a share-for-share basis at the option of each holder of Class B common stock. Shares of Class A common stock or Class B common stock which are converted become authorized and unissued shares which may be issued by our Board of Directors without further action by stockholders, except as required by law. See "Risk Factors -

Risks Related to our Common Stock and the Offering - We may decide in the future to declassify our common stock and revert to a single class capital structure."

     Neither the Class A common stock nor the Class B common stock has any preemptive rights enabling a holder to subscribe for or receive shares of any class of our common stock.

     Shares of Class A common stock and Class B common stock currently outstanding, including the shares being sold in this offering, are fully paid and non-assessable.

     Liquidation and Mergers. The holders of the Class A and Class B common stock will have equal rights, on a share-for-share basis, in the event of liquidation of Alberto-Culver or any merger or consolidation of Alberto-Culver in which shares of common stock are converted into cash, securities or other property.

     Our restated certificate of incorporation contains provisions which could deter or delay a change in control of Alberto-Culver, in addition to the provisions authorizing classes of common stock with different voting rights. Such provisions include the following: a requirement that the number of directors, as fixed by our bylaws, may not be changed except by a 75% vote of stockholders or by a two-thirds vote of directors then in office; a provision for classification of the Board of Directors into three classes; a requirement contained in Section 12 of our restated certificate of incorporation that the affirmative vote of 75% of the outstanding voting stock is necessary for a merger or consolidation of Alberto-Culver or any of its subsidiaries with, or sales of assets to, or issuance or delivery of its shares to, any other corporation, person or entity which owns or controls 5% or more of our outstanding voting shares, unless the transaction has been approved by our Board of Directors prior to the acquisition of such ownership or control; and a prohibition of the written consent procedure otherwise available under the Delaware corporation statute for an action of stockholders. We may in the future propose for shareholder approval the elimination of Section 12 of our restated certificate of incorporation. Although this provision provides some anti-takeover protection, we believe that it is no longer necessary in light of the subsequent adoption of Section 203 of the Delaware General Corporation Law ("Section 203") and the other protections included in our restated certificate of incorporation. In addition, we believe that the 75% vote requirement in
Section 12 might preclude otherwise appropriate corporate actions. Our bylaws contain requirements that stockholders wishing to nominate persons for election as directors or to bring other business before an annual meeting of stockholders give notice thereof in the specified form and within specified time periods to the Secretary of Alberto-Culver.

     Alberto-Culver is subject to Section 203. Under Section 203, certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" (defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock) are prohibited for a three-year period following the date that stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (Alberto-Culver has not made such an election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder does not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock.

     The foregoing summary is qualified in its entirety by reference to the provisions of our restated certificate of incorporation, as amended, our amended and restated bylaws and the Delaware General Corporation Law.

                         SHARES ELIGIBLE FOR FUTURE SALE

         We are not able to predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our Class B common stock prevailing from time to time. Nevertheless, sales of a significant amount of our Class A common stock or Class B common stock in the public market, or the perception that these sales could occur, may adversely affect prevailing market prices. See "Risk Factors--Risks Related to Our Common Stock and this Offering--Shares eligible for future sale may have a potential adverse effect on our stock price."

         All of the shares of Class B common stock sold in this offering will be freely tradeable without restriction under the Securities Act, except for any shares purchased by our affiliates as defined in Rule 144 under the Securities Act. Subject to any contractual restrictions, while any stockholder remains one of our affiliates, any shares of common stock held by the stockholder will only be available for public sale if the shares are registered under the Securities Act or sold in compliance with the limitations of Rule 144.

     Lock-Up Agreements. Alberto-Culver, its directors, including Mr. and Mrs. Lavin, Mr. and Mrs. Bernick and Mr. Wirtz, Michael H. Renzulli, President of Sally Beauty Company, the selling stockholders and certain trusts and other entities over which the Lavins, Bernicks and Mr. Wirtz have voting and investment power, have agreed not to offer, sell, contract to sell, distribute, dispose of or hedge any shares of Class A common stock or Class B common stock or securities convertible into or exchangeable or exercisable for shares of Class A common stock or Class B common stock (other than under existing employee benefit plans, and in the case of the selling stockholders, as part of this offering, and in our case, the issuance of shares representing less than 1% of our combined outstanding shares in connection with acquisitions, provided that the recipients of the shares agree to the selling restrictions described in this paragraph) for a period of 90 days from the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

         Rule 144. Affiliates who wish to sell shares on the market other than in a registered offering would rely on Rule 144, provided that they are not subject to a contractual lock-up. In general, under Rule 144 as currently in effect, an affiliate of ours, or a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for a period of at least one year, would be entitled to sell, within any three-month period:

              . in the case of Class A common stock, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Class A common stock then outstanding, or approximately 256,338 shares and (ii) the average weekly trading volume in the Class A common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission, and

              . in the case of Class B common stock, a number of shares that does not exceed the greater of (i) 1% of the number of shares of Class B common stock then outstanding, or approximately 323,316 shares and (ii) the average weekly trading volume in the Class B common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission.

         Sales under Rule 144 are generally also subject to restrictions relating to manner of sale, notice filing requirements and the availability of current public information about us.

         Under Rule 144(k), a person (or persons whose shares are aggregated) who has not been an affiliate of ours at any time during the three months immediately preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

                                  UNDERWRITING

         We, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and Salomon Smith Barney Inc. are the representatives of the underwriters.

                    Underwriters                       Number of Shares
                    ------------                       ----------------

Goldman, Sachs & Co. ................................       ______
Merrill Lynch, Pierce, Fenner & Smith
     Incorporated ...................................       ______
Banc of America Securities LLC ......................       ______
Salomon Smith Barney Inc ............................       ______

     Total ..........................................       ======

         The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

         If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 900,000 shares of Class B common stock from certain trusts over which Carol L. Bernick has voting and investment power to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. See "Selling Stockholders."

         The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by the Selling Stockholders                                   No Exercise     Full Exercise
--------------------------------                                   -----------     -------------
Per Share .....................................................    $               $
Total .........................................................    $               $

         Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ ____ per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $ ___ per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Alberto-Culver, its directors, including Mr. and Mrs. Lavin, Mr. and Mrs. Bernick and Mr. Wirtz, Michael H. Renzulli, President of Sally Beauty Company, the selling stockholders and certain trusts and other entities over which the Lavins, Bernicks and Mr. Wirtz have voting and investment power, have agreed with the underwriters not to dispose of or hedge any of our Class A common stock or Class B common stock or securities convertible into or exchangeable for shares of Class A common stock or Class B common stock (other than under existing employee benefit plans, and in the case of the selling stockholders, as part of this offering, and in our case, the issuance of shares representing less than 1% of our combined outstanding shares in connection with acquisitions, provided that the recipients of the shares agree to the selling restrictions described in this paragraph) during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. See "Shares Available for Future Sale" for a discussion of certain transfer restrictions.

         In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

         The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

         Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company's common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the Class B common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

         A prospectus in electronic format may be made available on the web sites maintained by one or more of the representatives of this offering and may also be made available on web sites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

         The selling stockholders are responsible for underwriting discounts and commissions and will reimburse Alberto-Culver for up to $500,000 of expenses incurred by the company in connection with this offering. We estimate that the expenses of the offering to be incurred by the company will be approximately $450,000. To the extent that we incur expenses in excess of $500,000, such expenses shall be payable by Alberto-Culver.

         Alberto-Culver and the selling stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                  LEGAL MATTERS

     Certain legal matters relating to the offering will be passed upon for Alberto-Culver by Sidley Austin Brown & Wood, Chicago, Illinois and by Gary P. Schmidt, General Counsel to Alberto-Culver. Certain legal matters relating to the offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw, Chicago, Illinois. As of May 15, 2002, Mr. Schmidt held options to purchase 50,250 shares of Class A common stock and owned 7,657 shares of Class A common stock and 7,487 shares of Class B common stock. Mayer, Brown, Rowe & Maw provides legal services to Alberto-Culver from time to time.

                                     EXPERTS

     The consolidated financial statements of the company as of September 30, 2001 and 2000, and for each of the years in the three-year period ended September 30, 2001, have been included herein, and the financial statement schedule for the three-year period ended September 30, 2001 has been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent accountants, included herein for the consolidated financial statements and incorporated by reference for the financial statement schedule, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at "http://www.sec.gov." Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

                           INCORPORATION BY REFERENCE

     We "incorporate by reference" into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and certain information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the termination of this offering:

     .    our Annual Report on Form 10-K for the year ended September 30, 2001,

     .    our Quarterly Report on Form 10-Q for the quarter ended December 31,
          2001,

     .    our Quarterly Report on Form 10-Q for the quarter ended March 31,
          2002, and

     . the description of our Class A common stock and Class B common stock, which is contained in Alberto-Culver's registration statements filed pursuant to the Securities Exchange Act, and any amendment or report filed for the purpose of updating such description.

     Any statement contained in a document incorporated by reference into this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is incorporated by reference into this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

     You may request, and we will provide, a copy of these incorporated filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                                    Secretary
                             Alberto-Culver Company
                              2525 Armitage Avenue
                        Melrose Park, Illinois 60160-1163
                                 (708) 450-3000

                             ALBERTO-CULVER COMPANY
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        PAGE
                                                                       -------

FINANCIAL STATEMENTS
Independent Auditors' Report .........................................   F-2
Consolidated Statements of Earnings for the fiscal years
  ended September 30, 2001, 2000 and 1999 ............................   F-3
Consolidated Balance Sheets as of September 30, 2001
  and 2000 ...........................................................   F-4
Consolidated Statements of Cash Flows for the fiscal years
  ended September 30, 2001, 2000 and 1999 ............................   F-5
Consolidated Statements of Stockholders' Equity for the
  fiscal years ended September 30, 2001, 2000 and 1999 ...............   F-6
Notes to Consolidated Financial Statements ...........................   F-7
Consolidated Statements of Earnings for the three months
  Ended March 31, 2002 and 2001 (unaudited) ..........................  F-16
Consolidated Statements of Earnings for the six months
  Ended March 31, 2002 and 2001(unaudited) ...........................  F-17
Consolidated Balance Sheets as of March 31, 2002 (unaudited)
  and September 30, 2001 .............................................  F-18
Consolidated Statements of Cash Flows for the six months
  ended March 31, 2002 and 2001 (unaudited) ..........................  F-19
Notes to Consolidated Financial Statements (unaudited) ...............  F-20

Independent Auditors' Report
----------------------------
Alberto-Culver Company and Subsidiaries

The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/KPMG LLP
KPMG LLP
Chicago, Illinois
October 23, 2001

Consolidated Statements of Earnings
Alberto-Culver Company and Subsidiaries

-------------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended September 30,
                                                                                  ---------------------------------------------
(In thousands, except per share data)                                                 2001            2000           1999
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        $  2,494,180        2,247,163     1,975,928
Cost of products sold                                                               1,217,429        1,105,750       973,702
----------------------------------------------------------------------------------------------------------------------------
    Gross profit                                                                    1,276,751        1,141,413     1,002,226
Advertising, promotion, selling and administrative                                  1,087,685          977,180       855,724
Non-recurring gain (note 9)                                                                --           (9,257)           --
----------------------------------------------------------------------------------------------------------------------------
    Operating earnings                                                                189,066          173,490       146,502
Interest expense, net of interest income of $5,479 in 2001,
  $4,538 in 2000 and $2,130 in 1999                                                    21,830           19,209        12,719
----------------------------------------------------------------------------------------------------------------------------
    Earnings before provision for income taxes                                        167,236          154,281       133,783
Provision for income taxes                                                             56,860           51,097        47,493
----------------------------------------------------------------------------------------------------------------------------
    Net earnings                                                                 $    110,376          103,184        86,290
============================================================================================================================
 Net earnings per share:
  Basic                                                                          $       1.96             1.85          1.53
  Diluted                                                                        $       1.91             1.83          1.51
===============================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Alberto-Culver Company and Subsidiaries
================================================================================

                                                                                                               September 30,
(In thousands, except share data)                                                                ----------------------------------
Assets                                                                                                 2001                    2000
====================================================================================================================================
Current assets:
   Cash and cash equivalents                                                                     $  201,970                 114,637
   Short-term investments                                                                               869                     314
   Receivables, less allowance for doubtful accounts of
      $11,387 in 2001 and $10,135 in 2000                                                           169,657                 154,207
   Inventories:
      Raw materials                                                                                  41,521                  45,197
      Work-in-process                                                                                 4,782                   4,819
      Finished goods                                                                                432,008                 395,241
-----------------------------------------------------------------------------------------------------------------------------------
         Total inventories                                                                          478,311                 445,257
    Other current assets                                                                             26,142                  26,122
-----------------------------------------------------------------------------------------------------------------------------------
       Total current assets                                                                         876,949                 740,537
Property, plant and equipment:
   Land                                                                                              13,593                  13,640
   Buildings and leasehold improvements                                                             151,306                 148,911
   Machinery and equipment                                                                          306,958                 288,877
-----------------------------------------------------------------------------------------------------------------------------------
      Total property, plant and equipment                                                           471,857                 451,428
   Accumulated depreciation                                                                         236,035                 211,337
-----------------------------------------------------------------------------------------------------------------------------------
      Property, plant and equipment, net                                                            235,822                 240,091
Goodwill, net                                                                                       264,339                 263,847
Trade names, net                                                                                     79,532                  83,788
Other assets                                                                                         59,859                  57,335
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $1,516,501               1,385,598
===================================================================================================================================
Liabilities and Stockholders' Equity
===================================================================================================================================
Current liabilities:
   Short-term borrowings                                                                         $    2,482                   3,401
   Current maturities of long-term debt                                                                 404                     587
   Accounts payable                                                                                 191,410                 183,770
   Accrued expenses                                                                                 165,525                 135,115
   Income taxes                                                                                      30,482                  17,916
-----------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                     390,303                 340,789
Long-term debt                                                                                      321,183                 340,948
Deferred income taxes                                                                                39,086                  38,349
Other liabilities                                                                                    29,920                  33,252
Stockholders' equity:
   Common stock, par value $.22 per share:
      Class A authorized 75,000,000 shares; 30,612,798 shares
        issued at September 30, 2001 and 2000                                                         6,735                   6,735
      Class B authorized 75,000,000 shares; 37,710,655 shares
        issued at September 30, 2001 and 2000                                                         8,296                   8,296
   Additional paid-in capital                                                                       190,368                 190,137
   Retained earnings                                                                                779,792                 687,631
   Deferred compensation                                                                             (4,826)                 (4,221)
   Accumulated other comprehensive income - foreign currency translation                            (61,284)                (54,400)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    919,081                 834,178
   Less treasury stock, at cost (Class A common stock: 2001 - 6,741,946 shares and
      2000 - 7,630,930 shares; Class B common stock: 2001 and 2000 - 4,753,184 shares)             (183,072)               (201,918)
-----------------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                                 736,009                 632,260
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                 $1,516,501               1,385,598
===================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Alberto-Culver Company and Subsidiaries
================================================================================

                                                                                                    Year ended September 30,
                                                                                           -------------------------------------

(In thousands)                                                                                  2001         2000           1999
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net earnings                                                                               $ 110,376      103,184         86,290
Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation                                                                             37,315       36,575         32,336
     Amortization of goodwill, trade names and other assets                                   14,090       13,063          9,838
     Non-recurring gain                                                                           --       (9,257)            --
     Deferred income taxes                                                                       738           73          2,082
     Cash effects of changes in (exclusive of acquisitions):
        Receivables, net                                                                     (14,582)      (9,612)       (15,868)
        Inventories                                                                          (28,246)      (5,056)       (42,656)
        Other current assets                                                                      43       (3,236)        (1,034)
        Accounts payable and accrued expenses                                                 37,771       (3,085)        18,031
        Income taxes                                                                          14,541        1,655            305
        Other assets                                                                          (6,713)      (4,644)        (5,383)
        Other liabilities                                                                       (128)        (530)          (382)
--------------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                            165,205      119,130         83,559
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Short-term investments                                                                          (538)       1,538           (398)
Capital expenditures                                                                         (36,752)     (37,527)       (47,822)
Payments for purchased businesses, net of acquired companies' cash                           (18,791)    (144,832)       (62,304)
Proceeds from sale of trademark                                                                   --       10,000             --
Proceeds from disposals of assets                                                              1,340        3,172          2,891
--------------------------------------------------------------------------------------------------------------------------------
        Net cash used by investing activities                                                (54,741)    (167,649)      (107,633)
--------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Short-term borrowings                                                                         (1,073)         464          1,156
Proceeds from issuance of long-term debt                                                          42      308,508         65,276
Debt issuance costs                                                                               --       (1,544)            --
Repayments of long-term debt                                                                 (20,512)    (189,028)       (11,988)
Proceeds from sale of receivables                                                                 --        5,000          5,000
Proceeds from exercise of stock options                                                       15,490        2,712          3,264
Cash dividends paid                                                                          (18,215)     (16,182)       (14,394)
Stock purchased for treasury                                                                  (1,348)      (3,460)       (39,049)
--------------------------------------------------------------------------------------------------------------------------------
        Net cash provided (used) by financing activities                                     (25,616)     106,470          9,265
--------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                                                2,485          755         (1,655)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                          87,333       58,706        (16,464)
Cash and cash equivalents at beginning of year                                               114,637       55,931         72,395
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                   $ 201,970      114,637         55,931
================================================================================================================================

Supplemental Cash Flow Information:
Cash paid for:
   Interest                                                                                $  27,673       16,687         13,870
   Income taxes                                                                            $  40,659       48,711         45,755
Non-cash investing and financing activities:
   Issuance of Class A common shares for acquisition                                       $      --        1,959             --
================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
Alberto-Culver Company and Subsidiaries

                                            Number of Shares                                  Dollars
                              ------------------------------------- ----------------------------------------------------

                              Common Stock Issued  Treasury Stock   Common Stock Issued Additional
                              -------------------  --------------   -------------------  Paid-in  Retained  Deferred
(In thousands)                Class A     Class B Class A  Class B    Class A   Class B  Capital  Earnings Compensation
------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998    30,613   37,711  (6,550)  (4,563)     $6,735    $8,296 $192,610  $528,733      $(2,841)
------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings                                                                                      86,290
  Foreign currency translation
-----------------------------------------------------------------------------------------------------------------------
  Total comprehensive income (loss)                                                                 86,290
Cash dividends                                                                                     (14,394)
Stock options exercised                              244                                  (1,560)
Stock issued pursuant to
   employee incentive plans                           21                                       9
Restricted stock issued, net                          37                                       4                   (875)
Restricted stock amortization                                                                                       676
Stock purchased for treasury                      (1,597)    (190)
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999    30,613   37,711  (7,845)  (4,753)      6,735     8,296  191,063   600,629       (3,040)
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                                                    103,184
   Foreign currency translation
-----------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                               103,184
Cash dividends                                                                                     (16,182)
Stock options exercised                              193                                  (1,048)
Stock issued pursuant to
   employee incentive plans                           15                                     (19)
Stock issued for acquisition                          75                                     343
Restricted stock issued, net                         101                                    (202)                (2,104)
Restricted stock amortization                                                                                       923
Stock purchased for treasury                        (170)
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000    30,613   37,711  (7,631)  (4,753)      6,735     8,296  190,137   687,631       (4,221)
-----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                                                    110,376
   Foreign currency translation
-----------------------------------------------------------------------------------------------------------------------
   Total comprehensive income (loss)                                                               110,376
Cash dividends                                                                                     (18,215)
Stock options exercised                              850                                    (117)
Stock issued pursuant to
   employee incentive plans                           17                                      65
Restricted stock issued, net                          67                                     283                 (1,819)
Restricted stock amortization                                                                                     1,214
Stock purchased for treasury                         (45)
-----------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001    30,613   37,711  (6,742)  (4,753)     $6,735    $8,296 $190,368  $779,792      $(4,826)
=======================================================================================================================



                                                  Dollars
                            ---------------------------------------------------
                                      Accumulated
                                         Other                    Total
                                     Comprehensive  Treasury   Stockholders'
(In thousands)                        Income (Loss)   Stock       Equity
----------------------------------------------------------------------------
Balance at September 30, 1998            $(28,131) $(174,252)      $531,150
---------------------------------------------------------------------------
Comprehensive income (loss):
  Net earnings
                                                                     86,290
  Foreign currency translation             (3,029)                   (3,029)
---------------------------------------------------------------------------
  Total comprehensive income (loss)        (3,029)                   83,261
Cash dividends                                                      (14,394)
Stock options exercised                                5,296          3,736
Stock issued pursuant to
   employee incentive plans                              454            463
Restricted stock issued, net                             808            (63)
Restricted stock amortization                                           676
Stock purchased for treasury                         (39,049)       (39,049)
---------------------------------------------------------------------------
Balance at September 30, 1999             (31,160)  (206,743)       565,780
---------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                     103,184
   Foreign currency translation           (23,240)                  (23,240)
   -----------------------------------------------------------------------
   Total comprehensive income (loss)      (23,240)                   79,944
Cash dividends                                                      (16,182)
Stock options exercised                                4,169          3,121
Stock issued pursuant to
   employee incentive plans                              317            298
Stock issued for acquisition                           1,616          1,959
Restricted stock issued, net                           2,183           (123)
Restricted stock amortization                                           923
Stock purchased for treasury                          (3,460)        (3,460)
---------------------------------------------------------------------------
Balance at September 30, 2000             (54,400)  (201,918)       632,260
---------------------------------------------------------------------------
Comprehensive income (loss):
   Net earnings                                                     110,376
   Foreign currency translation            (6,884)                   (6,884)
---------------------------------------------------------------------------
   Total comprehensive income (loss)       (6,884)                  103,492
Cash dividends                                                      (18,215)
Stock options exercised                               18,382         18,265
Stock issued pursuant to
   employee incentive plans                              371            436
Restricted stock issued, net                           1,441            (95)
Restricted stock amortization                                         1,214
Stock purchased for treasury                          (1,348)        (1,348)
---------------------------------------------------------------------------
Balance at September 30, 2001            $(61,284) $(183,072)      $736,009
===========================================================================


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
------------------------------------------

(1) Summary of Significant Policies
-----------------------------------

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries ("company"). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

FINANCIAL INSTRUMENTS
All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

Short-term investments are stated at cost which approximates market value at September 30, 2001 and 2000.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $336.1 million at September 30, 2001. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value).

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of 20-40 years. Leasehold improvements are depreciated over the lives of the related leases. The depreciation of machinery and equipment is over periods of 5-15 years. Expenditures for maintenance and repairs are expensed as incurred.

GOODWILL AND TRADE NAMES
The cost of goodwill and trade names is amortized on a straight-line basis over periods ranging from ten to forty years. Management periodically considers whether there has been a permanent impairment to the value of goodwill and trade names by evaluating various factors including current operating results, market and economic conditions and anticipated future results and cash flows. When these factors indicate that a specific intangible asset should be evaluated for impairment, the company compares the estimated future cash flows associated with the asset to the carrying value of the asset to determine if any impairment exists. Accumulated amortization at September 30, 2001 and 2000 was $57.8 million and $46.9 million, respectively.

FOREIGN CURRENCY TRANSLATION
Foreign currency balance sheet accounts are translated at rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

REVENUE RECOGNITION
The company's consumer products segments and specialty distribution segment recognize revenue when title passes, which is at the time products are shipped to customers. The company's specialty distribution segment also recognizes revenue when a customer consummates a point-of-sale transaction in a store. Appropriate provisions for sales returns, cash discounts and bad debt are made at the time sales are recorded.

SHIPPING AND HANDLING
Amounts invoiced to customers for shipping and handling are included in net sales with the related expense reported on the advertising, promotion, selling and administrative line of the consolidated statement of earnings.

COSTS OF PRODUCTS SOLD
The company's consumer products segments include direct material costs and direct and indirect expenses incurred to manufacture products in cost of products sold. The company's specialty distribution segment includes the direct cost of merchandise in the cost of products sold.

ADVERTISING, PROMOTION AND MARKET RESEARCH
Advertising, promotion and market research costs are expensed as incurred and amounted to $305.1 million, $286.4 million and $259.7 million in 2001, 2000 and 1999, respectively.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred and amounted to $9.1 million in 2001, $8.3 million in 2000 and $8.7 million in 1999.

INCOME TAXES
Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled.

WEIGHTED AVERAGE SHARES OUTSTANDING
The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)                                    2001         2000        1999
-------------------------------------------------------------------------------
Basic weighted average shares outstanding       56,176       55,790      56,378
Assumed exercise of stock options                1,299          564         709
Assumed vesting of restricted stock                363           --          --
Other                                               --           56          75
-------------------------------------------------------------------------------
Diluted weighted average shares outstanding     57,838       56,410      57,162
===============================================================================

Stock options for 722,200 and 781,200 shares were excluded from the computation of diluted earnings per share in 2000 and 1999, respectively, as the options' exercise prices were greater than the average market price and, therefore, were anti-dilutive. No stock options were anti-dilutive in 2001.

STOCK-BASED COMPENSATION
The company uses the intrinsic method of accounting for its stock-based compensation arrangements.

NEW ACCOUNTING STANDARDS
In May, 2000, the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. The company is required to comply with EITF Issue No. 00-14 in the second quarter of fiscal year 2002. In April, 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. The company is required to comply with EITF Issue No. 00-25 in the second quarter of fiscal year 2002. The company expects to implement EITF Issue Nos. 00-14 and 00-25 in the first quarter of fiscal year 2002 and estimates the effect will be a reduction of consolidated net sales of approximately 4%-5%, but will not change consolidated net earnings.

In June, 2001, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. The company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 in the fourth quarter of fiscal year 2001 for new acquisitions and is required to comply no later than the first quarter of fiscal year 2003 as to previously acquired intangibles. The company expects to implement the requirements of SFAS No. 142 for previously acquired intangibles in the first quarter of fiscal year 2002. The company estimates discontinuation of the amortization of goodwill and certain other intangibles in accordance with SFAS No. 142 will result in an increase in consolidated net earnings of approximately 7%-8% and does not expect any impairment of goodwill or other intangible assets upon implementation.

(2) Accrued Expenses
--------------------
Accrued expenses consist of the following:

(In thousands)                                   2001                      2000
-------------------------------------------------------------------------------
Compensation and benefits                   $  83,403                    60,723
Advertising and promotions                     35,125                    35,750
Other                                          46,997                    38,642
-------------------------------------------------------------------------------
                                            $ 165,525                   135,115
===============================================================================


(3) Long-Term Debt and Other Financing Arrangements
---------------------------------------------------

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)                                         2001                2000
-------------------------------------------------------------------------------
8.25% notes due November, 2005                    $ 200,000             200,000
6.375% debentures due June, 2028                    120,000             120,000
Variable rate revolving Swedish krona credit
  agreement due April, 2003                              --              19,053
Other                                                 1,183               1,895
-------------------------------------------------------------------------------
                                                  $ 321,183             340,948
================================================================================

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2002 - $404; 2003 - $1,129; 2004 - $44; 2005 - $10; 2006 - $200,000;
2007 and later - $120,000.

In June, 1998, the company issued $120 million of 6.375% debentures due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

In April, 2000, the company issued $200 million of 8.25% senior notes due November 1, 2005. The company has the option to redeem the notes at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

The company has a $250 million revolving credit facility which expires in September, 2002. The facility, which had no borrowings outstanding at September 30, 2001 or 2000, may be drawn in U.S. dollars or certain foreign currencies. The interest rate for the revolving credit facility is based on a fixed spread over LIBOR.

The $250 million revolving credit facility imposes restrictions on such items as total debt, liens and interest expense. At September 30, 2001, the company was in compliance with these arrangements.

The company has an agreement to sell, without recourse, up to $40 million of designated trade receivables on an ongoing basis. The agreement involves the sale of accounts receivable to a wholly-owned special purpose entity (SPE), which in turn sells an undivided interest in a revolving pool of eligible receivables to a financial institution. The SPE is a separate corporate entity with its own creditors that are entitled to be satisfied out of the SPE's assets prior to those assets becoming available to its parent. The agreement expires in one year and is renewable annually upon the mutual consent of all parties. At September 30, 2001 and 2000, the facility was fully utilized. Costs related to this arrangement are included in administrative expenses.

(4) Stockholders' Equity
------------------------

The company has two classes of common stock, both of which are listed on the New York Stock Exchange. Except for voting, dividend and conversion rights, the Class A and Class B common stock are identical. Class A has one-tenth vote per share and Class B has one vote per share. No dividend may be paid on the Class B unless an equal or greater dividend is paid on the Class A, and dividends may be paid on the Class A in excess of dividends paid, or without paying dividends, on the Class B. All, and not less than all, of the Class A may at any time be converted into Class B on a share-for-share basis at the option of the company. The Class B is convertible into Class A on a share-for-share basis at the option of the holders.

Cash dividends for Class B common stock in 2001, 2000 and 1999 were $10.6 million or $.3225 per share, $9.6 million or $.29 per share and $8.4 million or $.255 per share, respectively. Cash dividends for Class A common stock in 2001, 2000 and 1999 were $7.6 million or $.3225 per share, $6.6 million or $.29 per share and $6.0 million or $.255 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

During fiscal year 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. This authorization was increased to 9.0 million shares in fiscal year 1999. As of September 30, 2001, the company had purchased 7.3 million Class A common shares under this program at a total cost of $162.9 million. In addition, the Board of Directors in fiscal year 1999 authorized the purchase of 190,000 Class B common shares from a related party at a total cost of $5.0 million, which was equal to the fair market value of the shares on the date of purchase. The related party was a trust of which a Vice Chairmen of the company was a trustee with sole voting power and whose assets are held for the benefit of a family member of the company's Chairman and Vice Chairmen.

(5) Stock Option and Restricted Stock Plans
-------------------------------------------
Pursuant to its stock option plans, the company is authorized to issue non-qualified options to employees and non-employee directors to purchase a limited number of shares of the company's Class A common stock at a price not less than the fair market value of the stock on the date of grant. Options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 15.6 million shares have been authorized to be issued under the plans.

SFAS No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, no compensation cost has been recognized in the consolidated statements of earnings.

Had compensation expense for these plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and earnings per share for the years ended September 30, 2001, 2000 and 1999 would have been as follows (in thousands, except per share amounts):

                                        2001              2000             1999
-------------------------------------------------------------------------------
Net earnings:
   As reported                     $ 110,376           103,184           86,290
   Pro-forma                       $ 104,591            98,633           82,779
Basic earnings per share:
   As reported                     $    1.96              1.85             1.53
   Pro-forma                       $    1.86              1.77             1.47
Diluted earnings per share:
   As reported                     $    1.91              1.83             1.51
   Pro-forma                       $    1.81              1.75             1.45
===============================================================================

The weighted average fair value of options at the date of grant in 2001, 2000 and 1999 was $7.49, $5.77 and $4.96 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


                                    2001              2000             1999
---------------------------------------------------------------------------
Expected life                    5 years           5 years          5 years
Volatility                         25.4%             24.8%            20.5%
Risk-free interest rate        4.6%-5.9%         5.8%-6.5%        4.2%-5.2%
Dividend yield                 1.0%-1.2%         1.1%-1.4%        1.0%-1.2%
===========================================================================

Summarized information on the company's outstanding stock options at September 30, 2001 is as follows (options in thousands):


                   Options Outstanding             Options Exercisable
                --------------------------------   -------------------
                            Average     Weighted              Weighted
Range of        Number     Remaining    Average    Number     Average
Exercise          of      Contractual    Option      of       Option
Prices          Options      Life        Price     Options     Price
----------------------------------------------------------------------
$ 9.75-$13.38      791    3.2 years     $ 12.21      791      $ 12.21
$16.34-$23.19    2,542    7.2 years     $ 20.40    1,576      $ 20.43
$24.94-$32.15    2,197    8.2 years     $ 25.33      990      $ 25.69
======================================================================

Stock option activity under the plans is summarized as follows (options in thousands):


                                                    Weighted
                                        Number      Average
                                          of        Option
                                       Options       Price
-----------------------------------------------------------
Outstanding At September 30, 1998        3,055      $ 17.92
----------------------------------------------
   Granted                               1,187      $ 21.41
   Exercised                              (244)     $ 13.37
   Canceled                               (288)     $ 22.16
   -------------------------------------------
Outstanding at September 30, 1999        3,710      $ 19.01
----------------------------------------------
   Granted                               1,590      $ 19.93
   Exercised                              (193)     $ 14.05
   Canceled                               (153)     $ 21.42
   -------------------------------------------
Outstanding at September 30, 2000        4,954      $ 19.42
----------------------------------------------
   Granted                               1,716      $ 24.98
   Exercised                              (851)     $ 18.22
   Canceled                               (289)     $ 22.29
   -------------------------------------------
Outstanding at September 30, 2001        5,530      $ 21.18
===========================================================
Exercisable at September 30:
1999                                     1,985      $ 16.99
2000                                     2,912      $ 18.40
2001                                     3,357      $ 20.04
===========================================================

The company is also authorized to grant up to 1,000,000 shares of Class A common stock to employees under its restricted stock plan. The restricted shares vest on a cumulative basis in four equal annual installments commencing four years after the date of grant. The total value of restricted shares is recorded as deferred compensation at the time of grant based on the fair market value of the shares on the date of grant. The deferred compensation balance is amortized into expense over the seven year vesting period. During fiscal year 2001, employees were granted 80,000 restricted shares at a weighted average fair value of $24.94 per share on the date of grant. At September 30, 2001 there were 344,450 restricted shares outstanding, and the deferred compensation balance included as a separate component of stockholders' equity was $4.8 million.

(6) Income Taxes
----------------

The provisions for income taxes consist of the following:

(In thousands)                            2001               2000          1999
-------------------------------------------------------------------------------
Current:
   Federal ........................... $45,989             35,739        30,965
   Foreign ...........................   7,624             12,000         9,966
   State .............................   2,509              3,285         4,480
-------------------------------------------------------------------------------
                                        56,122             51,024        45,411
-------------------------------------------------------------------------------

Deferred:
   Federal ...........................     808               (874)        2,189
   Foreign ...........................     134              1,327          (402)
   State .............................    (204)              (380)          295
-------------------------------------------------------------------------------
                                           738                 73         2,082
-------------------------------------------------------------------------------
                                       $56,860             51,097        47,493
===============================================================================

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

                                         2001               2000           1999
-------------------------------------------------------------------------------
Statutory tax rate                       35.0%              35.0%          35.0%
Effect of foreign income tax rates        (.5)              (2.6)          (2.5)
State income taxes, net of
   federal tax benefit                     .9                1.2            2.3
Tax exempt interest income                (.6)               (.3)           (.1)
Other, net                                (.8)               (.2)            .8
-------------------------------------------------------------------------------
Effective tax rate                       34.0%              33.1%          35.5%
===============================================================================

Significant components of the company's deferred tax assets and liabilities at September 30, 2001 and 2000 are as follows:


(In thousands)                                   2001        2000
------------------------------------------------------------------
Deferred tax assets attributable to:
   Accrued expenses                            $15,052      17,195
   Other                                         3,045       1,946
------------------------------------------------------------------
Total deferred tax assets                       18,097      19,141
------------------------------------------------------------------
Deferred tax liabilities attributable to:
   Depreciation and amortization                41,802      39,761
   Inventory adjustments                         1,617       4,269
   State income taxes                              329         534
------------------------------------------------------------------
Total deferred tax liabilities                  43,748      44,564
------------------------------------------------------------------
Net deferred tax liabilities                   $25,651      25,423
==================================================================

Other current assets at September 30, 2001 and 2000 include $13.4 million and $12.9 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets. Accordingly, there is no valuation allowance recorded at September 30, 2001 and 2000.

Domestic earnings before income taxes were $140.7 million, $124.4 million and $107.2 million in 2001, 2000 and 1999, respectively. Foreign operations had earnings before income taxes of $26.5 million, $29.9 million (including the non-recurring gain) and $26.6 million in 2001, 2000 and 1999, respectively.

Undistributed earnings of the company's foreign operations amounting to $202.8 million are intended to remain permanently invested to finance future growth and expansion. Accordingly, no United States income taxes have been provided on those earnings at September 30, 2001. Should such earnings be distributed, the credits for foreign income taxes paid would substantially offset applicable United States income taxes.

(7) Lease Commitments
---------------------

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. At September 30, 2001, future minimum payments under non-cancelable leases are as follows:

                                            Operating               Capital
(In thousands)                               Leases                 Leases
---------------------------------------------------------------------------
2002                                       $ 61,194                    125
2003                                         50,682                     70
2004                                         36,973                     27
2005                                         24,752                      9
2006                                         14,535                     --
2007 and later                               13,700                     --
--------------------------------------------------------------------------
Total minimum lease payments               $201,836                    231
==========================================================================

Total rental expense for operating leases amounted to $82.7 million in 2001, $74.9 million in 2000 and $69.8 million in 1999. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(8) Business Segments and Geographic Area Information
-----------------------------------------------------

The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. The company's consumer products business includes two segments, "Alberto-Culver North America" and "Alberto-Culver International," and includes developing, manufacturing, distributing and marketing branded consumer products worldwide. The Alberto-Culver North America segment also includes the manufacturing of custom label products for other companies. The "Specialty Distribution - Sally" business segment consists of Sally Beauty Company, a distributor of professional beauty supplies through its Sally Beauty Supply stores and its Beauty Systems Group full-service operations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Segment data for the years ended September 30, 2001, 2000 and 1999 is as follows:

Business Segments Information (In thousands)          2001           2000         1999
----------------------------------------------------------------------------------------
Net sales:
   Consumer products:
      Alberto-Culver North America              $    616,909       551,595       466,014
      Alberto-Culver International                   445,778       437,861       430,952
----------------------------------------------------------------------------------------
      Total consumer products                      1,062,687       989,456       896,966
   Specialty Distribution - Sally                  1,460,137     1,281,065     1,096,867
   Eliminations                                      (28,644)      (23,358)      (17,905)
----------------------------------------------------------------------------------------
                                                $  2,494,180     2,247,163     1,975,928
========================================================================================
Earnings before provision for income taxes:
   Consumer products:
      Alberto-Culver North America              $     52,511        37,284        30,229
      Alberto-Culver International                    15,945        15,874        20,273
----------------------------------------------------------------------------------------
      Total consumer products                         68,456        53,158        50,502
   Specialty Distribution - Sally                    144,688       125,640       111,252
----------------------------------------------------------------------------------------
     Segment operating profit                        213,144       178,798       161,754
   Non-recurring gain (note 9)                            --         9,257            --
   Unallocated expenses, net*                        (24,078)      (14,565)      (15,252)
   Interest expense, net of interest income          (21,830)      (19,209)      (12,719)
----------------------------------------------------------------------------------------
                                                $    167,236       154,281       133,783
========================================================================================
Identifiable assets:
   Consumer products:
      Alberto-Culver North America              $    324,495       316,656       256,334
      Alberto-Culver International                   361,144       374,206       382,345
----------------------------------------------------------------------------------------
      Total consumer products                        685,639       690,862       638,679
   Specialty Distribution - Sally                    655,825       589,955       497,570
   Corporate**                                       175,037       104,781        45,245
----------------------------------------------------------------------------------------
                                                $  1,516,501     1,385,598     1,181,494
========================================================================================
Depreciation and amortization expense:
   Consumer products:
      Alberto-Culver North America              $     14,849        14,587        12,358
      Alberto-Culver International                    12,197        12,471        10,713
----------------------------------------------------------------------------------------
      Total consumer products                         27,046        27,058        23,071
   Specialty Distribution - Sally                     22,132        20,527        17,931
   Corporate                                           2,227         2,053         1,172
----------------------------------------------------------------------------------------
                                                $     51,405        49,638        42,174
========================================================================================
Capital expenditures:
   Consumer products:
      Alberto-Culver North America              $     13,237        10,259        17,488
      Alberto-Culver International                     5,785        10,337        12,002
----------------------------------------------------------------------------------------
      Total consumer products                         19,022        20,596        29,490
   Specialty Distribution - Sally                     17,730        16,931        18,601
----------------------------------------------------------------------------------------
                                                $     36,752        37,527        48,091
========================================================================================

* "Unallocated expenses, net" principally consists of general corporate expenses.
** Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

Geographic data for the years ended September 30, 2001, 2000 and 1999 is as follows:

Geographic Area Information (In thousands)        2001             2000           1999
----------------------------------------------------------------------------------------
Net sales:
   United States                                $1,941,499      1,703,438      1,448,701
   Foreign                                         571,041        565,970        549,688
   Eliminations                                    (18,360)       (22,245)       (22,461)
----------------------------------------------------------------------------------------
                                                $2,494,180      2,247,163      1,975,928
========================================================================================
Segment operating profit:
   United States                                $  178,177        147,021        129,773
   Foreign                                          34,967         31,777         31,981
----------------------------------------------------------------------------------------
                                                $  213,144        178,798        161,754
========================================================================================
Identifiable assets:
   United States                                $  935,874        871,727        708,524
   Foreign                                         405,590        409,090        427,725
   Corporate*                                      175,037        104,781         45,245
----------------------------------------------------------------------------------------
                                                $1,516,501      1,385,598      1,181,494
========================================================================================

* Corporate identifiable assets are primarily cash, cash equivalents, short-term investments and equipment.

(9) Non-Recurring Gain
----------------------

In the first quarter of fiscal year 2000, the company sold a European trademark with a nominal carrying value for $10.0 million. The transaction resulted in a non-recurring pre-tax gain of $9.3 million and an increase in net earnings of $6.0 million. The non-recurring gain added 11 cents to the company's basic and diluted earnings per share in fiscal year 2000.

(10) Quarterly Financial Data
-----------------------------

Unaudited quarterly consolidated statement of earnings information for the years ended September 30, 2001 and 2000 is summarized below (in thousands, except per share amounts):


                              1st             2nd           3rd          4th
                            Quarter         Quarter       Quarter      Quarter
------------------------------------------------------------------------------
2001:
Net sales                  $  593,560       622,558       634,416      643,646
Gross profit               $  301,377       323,288       324,810      327,276
Net earnings               $   23,626        25,892        29,071       31,787
Earnings per share:
  Basic                    $      .42           .46           .52          .56
  Diluted                  $      .41           .45           .50          .55
------------------------------------------------------------------------------
2000:
Net sales                  $  525,799       553,813       573,095      594,456
Gross profit               $  268,429       282,293       292,718      297,973
Net earnings               $   26,833*       22,757        25,466       28,128
Earnings per share:
  Basic                    $      .48*          .41           .46          .50
  Diluted                  $      .48*          .40           .45          .50
------------------------------------------------------------------------------

*The first quarter of fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased net earnings by $6.0 million and basic and diluted earnings per share by 11 cents.

(11) Acquisitions
-----------------

The company made acquisitions during fiscal years 2001, 2000 and 1999 which individually were insignificant to the consolidated financial statements. The total amount paid for the acquisitions in fiscal years 2001, 2000 and 1999 were $18.8 million, $144.8 million and $62.3 million, respectively. The acquisitions were accounted for using the purchase method, and accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $11.6 million, $101.9 million and $39.3 million was recorded in fiscal years 2001, 2000 and 1999, respectively, as a result of the acquisitions.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                   Three Months Ended March 31, 2002 and 2001
                      (in thousands, except per share data)

                                                                    (Unaudited)
                                                               ----------------------
                                                                  2002        2001
                                                               ----------  ----------
Net sales (Note 7)                                             $  657,762     592,942

Cost of products sold (Note 7)                                    339,924     302,961
                                                               ----------  ----------

    Gross profit                                                  317,838     289,981

Advertising, marketing, selling and administrative (Note 7)       261,452     244,546
                                                               ----------  ----------

    Operating earnings                                             56,386      45,435

Interest expense, net of interest income of $671
    in 2002 and $1,307 in 2001                                      6,155       5,670
                                                               ----------  ----------

    Earnings before provision for income taxes                     50,231      39,765

Provision for income taxes                                         17,581      13,873
                                                               ----------  ----------

    Net earnings (Note 6)                                      $   32,650      25,892
                                                               ==========  ==========

Net earnings per share (Note 6)

     Basic                                                     $     0.57        0.46
                                                               ==========  ==========
     Diluted                                                   $     0.55        0.45
                                                               ==========  ==========


Cash dividends paid per share                                  $     0.09      0.0825
                                                               ==========  ==========

See Notes to Consolidated Financial Statements.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                    Six Months Ended March 31, 2002 and 2001
                      (in thousands, except per share data)

                                                                    (Unaudited)
                                                              -----------------------
                                                                 2002         2001
                                                              ----------   ----------
Net sales (Note 7)                                            $1,272,022    1,156,809

Cost of products sold (Note 7)                                   653,512      597,218
                                                              ----------   ----------

    Gross profit                                                 618,510      559,591

Advertising, marketing, selling and administrative (Note 7)      511,728      473,141
                                                              ----------   ----------

    Operating earnings                                           106,782       86,450

Interest expense, net of interest income of $1,869
    in 2002 and $2,509 in 2001                                    11,484       11,422
                                                              ----------   ----------

    Earnings before provision for income taxes                    95,298       75,028

Provision for income taxes                                        33,354       25,510
                                                              ----------   ----------

    Net earnings (Note 6)                                     $   61,944       49,518
                                                              ==========   ==========


Net earnings per share (Note 6)

     Basic                                                    $     1.09         0.88
                                                              ==========   ==========
     Diluted                                                  $     1.05         0.86
                                                              ==========   ==========


Cash dividends paid per share                                 $    .1725        .1575
                                                              ==========   ==========

See Notes to Consolidated Financial Statements.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets
                      March 31, 2002 and September 30, 2001
                    (dollars in thousands, except share data)

                                                                                    (Unaudited)
                                                                                     March  31,           September 30,
ASSETS                                                                                  2002                  2001
------                                                                             ------------        ----------------
Current assets:
   Cash and cash equivalents                                                       $    100,155                 201,970
   Short-term investments                                                                   414                     869
   Receivables, less allowance for doubtful
      accounts ($14,023 at 3/31/02 and $11,387 at 9/30/01)                              208,733                 169,657
   Inventories:
      Raw materials                                                                      38,173                  41,521
      Work-in-process                                                                     3,932                   4,782
      Finished goods                                                                    466,822                 432,008
                                                                                   ------------        ----------------
         Total inventories                                                              508,927                 478,311
   Other current assets                                                                  23,844                  26,142
                                                                                   ------------        ----------------
          Total current assets                                                          842,073                 876,949
                                                                                   ------------        ----------------
Property, plant and equipment at cost, less accumulated
   depreciation ($253,199 at 3/31/02 and $236,035 at 9/30/01)                           247,081                 235,822
Goodwill, net                                                                           334,257                 264,339
Trade names, net                                                                         74,368                  79,532
Other assets                                                                             63,896                  59,859
                                                                                   ------------        ----------------
   Total assets                                                                    $  1,561,675               1,516,501
                                                                                   ============        ================

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

Current liabilities:
   Short-term borrowings and current maturities of long-term debt                  $      3,268                   2,886
   Accounts payable                                                                     210,072                 191,410
   Accrued expenses                                                                     169,510                 165,525
   Income taxes                                                                          16,141                  30,482
                                                                                   ------------        ----------------
      Total current liabilities                                                         398,991                 390,303
                                                                                   ------------        ----------------
Long-term debt                                                                          321,122                 321,183
Deferred income taxes                                                                    37,841                  39,086
Other liabilities                                                                        31,400                  29,920

Stockholders' equity:
   Common stock, par value $.22 per share:
      Class A authorized 75,000,000 shares; issued 30,612,798 shares                      6,735                   6,735
      Class B authorized 75,000,000 shares; issued 37,710,655 shares                      8,296                   8,296
   Additional paid-in capital                                                           195,644                 190,368
   Retained earnings                                                                    831,824                 779,792
   Deferred compensation                                                                 (6,705)                 (4,826)
   Accumulated other comprehensive income -
      foreign currency translation                                                      (86,944)                (61,284)
                                                                                   ------------        ----------------
                                                                                        948,850                 919,081
   Less treasury stock at cost (Class A common shares: 5,163,531 at 3/31/02 and
      6,741,946 at 9/30/01; Class B common shares:
      5,379,015 at 3/31/02 and 4,753,184 at 9/30/01)                                   (176,529)               (183,072)
                                                                                   ------------        ----------------
         Total stockholders' equity                                                     772,321                 736,009
                                                                                   ------------        ----------------
         Total liabilities and stockholders' equity                                $  1,561,675               1,516,501
                                                                                   ============        ================

See Notes to Consolidated Financial Statements.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                    Six Months Ended March 31, 2002 and 2001
                                 (in thousands)

                                                                                               (Unaudited)
                                                                                     -----------------------------
                                                                                       2002                2001
                                                                                     ----------         ----------
Cash Flows from Operating Activities:
------------------------------------
Net earnings                                                                         $   61,944             49,518
Adjustments to reconcile net earnings to net cash
   provided by operating activities:
     Depreciation                                                                        21,236             18,859
     Amortization of goodwill, trade names and other assets                               1,888              6,925
     Cash effects of changes in (exclusive of acquisitions):
       Receivables, net                                                                   2,834             (5,143)
       Inventories, net                                                                 (18,663)           (27,524)
       Other current assets                                                                 657               (966)
       Accounts payable and accrued expenses                                             15,935             17,259
       Income taxes                                                                      (8,171)            (5,209)
       Other assets                                                                       1,156               (417)
       Other liabilities                                                                  2,171              2,559
                                                                                     ----------         ----------
     Net cash provided by operating activities                                           80,987             55,861
                                                                                     ----------         ----------

Cash Flows from Investing Activities:
------------------------------------

Short-term investments                                                                      458               (700)
Capital expenditures                                                                    (32,223)           (13,735)
Payments for purchased businesses, net of acquired companies' cash                     (101,222)           (12,646)
Other, net                                                                               (1,910)              (541)
                                                                                     ----------         ----------
   Net cash used by investing activities                                               (134,897)           (27,622)
                                                                                     ----------         ----------

Cash Flows from Financing Activities:
------------------------------------

Short-term borrowings, net                                                                  641              2,228
Proceeds from long-term debt                                                                 --                 27
Repayments of long-term debt                                                               (200)            (8,657)
Repurchase of previously sold accounts receivable                                       (40,000)                --
Cash dividends paid                                                                      (9,912)            (8,858)
Proceeds from exercise of stock options                                                  29,744             11,365
Stock purchased for treasury                                                            (28,015)            (1,348)
                                                                                     ----------         ----------
   Net cash used by financing activities                                                (47,742)            (5,243)
                                                                                     ----------         ----------

Effect of foreign exchange rate changes                                                    (163)             2,823
                                                                                     ----------         ----------
Net increase (decrease) in cash and cash equivalents                                   (101,815)            25,819
Cash and cash equivalents at beginning of period                                        201,970            114,637
                                                                                     ----------         ----------

Cash and cash equivalents at end of period                                           $  100,155            140,456
                                                                                     ==========         ==========

See Notes to Consolidated Financial Statements.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

(1)  BASIS OF PRESENTATION

The consolidated financial statements contained in this report have not been audited by independent public accountants, except for balance sheet information presented at September 30, 2001. However, in the opinion of the company, the consolidated financial statements reflect all adjustments, which include only normal adjustments, necessary to present fairly the data contained therein. The results of operations for the periods covered are not necessarily indicative of results for a full year. Certain amounts for the prior year have been reclassified to conform to the current year's presentation.

(2)  STOCKHOLDERS' EQUITY

In fiscal year 1998, the Board of Directors authorized the company to purchase up to 6.0 million shares of its Class A common stock. This authorization was increased to 9.0 million shares in fiscal year 1999. As of March 31, 2002, the company had purchased 7,290,400 Class A common shares under this program at a total cost of $162.9 million. No Class A shares have been purchased under this program since October, 1999.

During the three months ended March 31, 2002, the company acquired $28.0 million of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the above-mentioned stock repurchase program.

(3)  WEIGHTED AVERAGE SHARES OUTSTANDING

The following table provides information about basic and diluted weighted average shares outstanding (in thousands):

                                                      Three Months             Six Months
                                                     Ended March 31,         Ended March 31,
                                                     ---------------         ---------------
                                                    2002         2001       2002         2001
                                                    ----         ----       ----         ----
  Basic weighted average shares outstanding        57,309       56,134     57,077       55,978
  Effect of dilutive securities:
    Assumed exercise of stock options               1,579        1,391      1,402        1,242
    Assumed vesting of restricted stock               411          372        411          372
                                                   ------       ------     ------       ------
  Diluted weighted average shares outstanding      59,299       57,897     58,890       57,592
                                                   ======       ======     ======       ======

No stock options were anti-dilutive for the three months or six months ended March 31, 2002 or 2001.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

(4)  COMPREHENSIVE INCOME

Comprehensive income consists of net earnings and foreign currency translation adjustments as follows (in thousands):

                                                Three Months            Six Months
                                               Ended March 31,         Ended March 31,
                                               ---------------         ---------------
                                              2002          2001      2002         2001
                                              ----          ----      ----         ----
        Net earnings                         $32,650       25,892     61,944      49,518
        Other comprehensive income -
            foreign currency translation      (9,219)      (8,518)   (25,660)     (5,458)
                                             -------      -------    -------      ------
        Comprehensive income                 $23,431       17,374     36,284      44,060
                                             =======      =======    =======      ======

Foreign currency translation losses in fiscal year 2002 were primarily due to the devaluation of the Argentine peso.

(5)  BUSINESS SEGMENT INFORMATION

Segment data for the three and six months ended March 31, 2002 and 2001 is as follows (in thousands):

                                                                 Three Months                 Six Months
                                                                Ended March 31,             Ended March 31,
                                                                ---------------             ---------------
                                                               2002         2001          2002          2001
                                                               ----         ----          ----          ----
        Net sales:
        ----------
        Consumer products:
          Alberto-Culver North America                        $150,511      140,266       297,616      271,596
          Alberto-Culver International                          95,457       97,055       188,389      190,416
                                                              --------     --------     ---------    ---------
             Total consumer products                           245,968      237,321       486,005      462,012
        Specialty Distribution - Sally                         418,562      361,941       799,068      708,522
        Eliminations                                            (6,768)      (6,320)      (13,051)     (13,725)
                                                              --------     --------     ---------    ---------
                                                              $657,762      592,942     1,272,022    1,156,809
                                                              ========     ========     =========    =========

        Earnings before provision for income taxes:
        -------------------------------------------
        Consumer products:
          Alberto-Culver North America                        $ 14,952       11,723        30,650       24,883
          Alberto-Culver International                           2,702        2,195         3,639        2,914
                                                              --------     --------     ---------    ---------
             Total consumer products                            17,654       13,918        34,289       27,797
        Specialty Distribution - Sally                          43,885       36,655        82,367       71,177
                                                              --------     --------     ---------    ---------
          Segment operating profit                              61,539       50,573       116,656       98,974
        Unallocated expenses, net                               (5,153)      (5,138)       (9,874)     (12,524)
        Interest expense, net of interest income                (6,155)      (5,670)      (11,484)     (11,422)
                                                              --------     --------     ---------    ---------
                                                              $ 50,231       39,765        95,298       75,028
                                                              ========     ========     =========    =========

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

(6)  GOODWILL AND TRADE NAMES

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. The company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. Based on the results of the company's transitional impairment testing, no impairment of indefinite-lived trade names existed at October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. In accordance with the adoption provisions of SFAS No. 142, the company has completed the required transitional goodwill impairment tests and has determined that goodwill was not impaired as of October 1, 2001, the date of adoption. Prospectively, goodwill will be reviewed for impairment at least annually, with its ongoing recoverability monitored based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, fiscal year 2001 results in the consolidated statement of earnings have not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 2000, net earnings and earnings per share for the three and six months ended March 31, 2002 and 2001 would have been as follows (in thousands, except per share data):

                                                                   Three Months                    Six Months
                                                                  Ended March 31,                Ended March 31,
                                                                  ---------------                ---------------
                                                                2002            2001            2002         2001
                                                                ----            ----            ----         ----
        Reported net earnings                                  $32,650         25,892          61,944        49,518
        Elimination of goodwill and trade name
             amortization, net of income taxes                      --          2,221              --         4,232
                                                               -------        -------         -------       -------
        Pro forma net earnings                                 $32,650         28,113          61,944        53,750
                                                               =======        =======         =======       =======

        Reported basic net earnings per share                  $  0.57           0.46            1.09          0.88
        Elimination of goodwill and trade name
             amortization, net of income taxes                      --           0.04              --          0.08
                                                               -------        -------         -------       -------
        Pro forma basic net earnings per share                 $  0.57           0.50            1.09          0.96
                                                               =======        =======         =======       =======

        Reported diluted net earnings per share                $  0.55           0.45            1.05          0.86
        Elimination of goodwill and trade name
             amortization, net of income taxes                      --           0.03              --          0.07
                                                               -------        -------         -------       -------
        Pro forma diluted net earnings per share               $  0.55           0.48            1.05          0.93
                                                               =======        =======         =======       =======

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

(6)  GOODWILL AND TRADE NAMES (Continued)

The change in the carrying amount of goodwill by operating segment for the six months ended March 31, 2002 is as follows (in thousands):


                                                         Consumer Products           Specialty
                                                   ------------------------------   Distribution-
                                                   North America    International      Sally           Total
                                                   -------------    -------------      -----           -----
        Goodwill, net:
        --------------
        Balance as of September 30, 2001              $  69,379          79,648          115,312       264,339
        Additions                                           151              --           83,587        83,738
        Foreign currency translation effect                  --         (13,675)            (145)      (13,820)
                                                      ---------       ---------       ----------     ---------

        Balance as of March 31, 2002                  $  69,530          65,973          198,754       334,257
                                                      =========       =========       ==========     =========

Indefinite-lived trade names by operating segment at March 31, 2002 and September 30, 2001 are as follows (in thousands):

                                                      March 31,     September 30,
                                                        2002            2001
                                                      ---------     -------------
        Trade names, net:
        -----------------
        Consumer products:
          Alberto-Culver North America                $  45,412          45,414
          Alberto-Culver International                   28,733          33,857
                                                      ---------       ---------
             Total consumer products                     74,145          79,271
        Specialty Distribution - Sally                      223             261
                                                      ---------       ---------
                                                      $  74,368          79,532
                                                      =========       =========

(7)  NEW ACCOUNTING PRONOUNCEMENTS

In May 2000, the FASB's Emerging Issues Task Force (EITF) reached a consensus on Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF Issue No. 00-14 addresses the recognition, measurement and income statement classification for various types of sales incentives including coupons, rebates and free products. In April 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF Issue No. 00-25 addresses the income statement classification for various types of consideration paid by a vendor to a retailer. The company adopted the provisions of EITF Issue Nos. 00-14 and 00-25 in the first quarter of fiscal year 2002. In connection with the adoption of EITF Issue Nos. 00-14 and 00-25, the company reclassified certain amounts for the second quarter and first half of fiscal year 2001 to conform to the current year presentation resulting in a $29.6 million reduction in net sales, a $3.7 million increase in cost of products sold and a $33.3 million decrease in promotion expense for the three months ended March 31, 2001 and a $59.3 million reduction in net sales, a $5.8 million increase in cost of products sold and a $65.1 million decrease in promotion expenses for the six months ended March 31, 2001. Consolidated net earnings were not affected by these reclassifications.

                     ALBERTO-CULVER COMPANY AND SUBSIDIARIES

(8)  SUBSEQUENT EVENT

On May 1, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. The swap agreement, which matures on November 1, 2005, is designated as a fair value hedge. Under the interest rate swap agreement, the company will receive semi-annual interest payments at a fixed rate of 8.25% and is required to make semi-annual interest payments at a variable rate based on a fixed spread over the six-month London Interbank Offered Rate ("LIBOR"). The differential to be paid or received on the interest rate swap will be recorded as an adjustment to interest expense over each semi-annual period. On a pro-forma basis taking into account the interest rate swap, approximately 69% of the company's $321.1 million of long-term debt at March 31, 2002 is based on a fixed interest rate with the remaining 31% based on a variable interest rate.

                   [PHOTOS OF ALBERTO-CULVER LOGOS AND STORES]

================================================================================

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and injurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                    ______________________



                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary ....................................................      1
Risk Factors ..........................................................      5
Forward-Looking Statements ............................................     11
Price Range of Class B Common Stock
        and Dividends .................................................     12
Use of Proceeds .......................................................     12
Capitalization ........................................................     13
Selected Consolidated Financial Data ..................................     14
Management's Discussion and Analysis of
        Results of Operations and Financial
        Condition .....................................................     16
Business ..............................................................     26
Management ............................................................     33
Selling Stockholders ..................................................     35
Description of Capital Stock ..........................................     37
Shares Eligible for Future Sale .......................................     40
Underwriting ..........................................................     42
Legal Matters .........................................................     44
Experts ...............................................................     44
Where You Can Find More Information ...................................     45
Incorporation by Reference ............................................     45
Index to Consolidated Financial
        Statements ....................................................    F-1

                                6,000,000 Shares


                             Alberto-Culver Company

                              Class B Common Stock



                              ____________________

                                   PROSPECTUS

                              ____________________






                              Goldman, Sachs & Co.

                               Merrill Lynch & Co.

                         Banc of America Securities LLC

                              Salomon Smith Barney

                      Representatives of the Underwriters

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The estimated expenses payable in connection with the sale of the Class B common stock offered hereby are as follows:

                                                                     Amount
                                                                 -------------
       Securities and Exchange Commission
          Registration Fee ...................................       $ 33,220
       Printing Costs ........................................        150,000
       Legal Fees and Expenses ...............................        150,000
       Accounting Fees and Expenses ..........................         50,000
       Blue Sky Qualification Fees and Expenses ..............          5,000
       Miscellaneous .........................................         61,780
                                                                 -------------

       Total .................................................       $450,000
                                                                 =============

The selling stockholders will be responsible for the initial $500,000 of expenses. To the extent that expenses exceed $500,000, such expenses shall be payable by Alberto-Culver.

Item 15.  Indemnification of Directors and Officers.

                  Section 145 of the General Corporation Law of Delaware authorizes indemnification of directors, officers and employees of Delaware corporations. Article VIII of the Registrant's Bylaws (i) authorizes the indemnification of directors and officers (the "Indemnitees") under specified circumstances to the fullest extent authorized by the General Corporation Law of Delaware, (ii) provides for the advancement of expenses to the Indemnitees for defending any proceedings related to specified circumstances, (iii) gives the Indemnitees the right to bring suit against the registrant to enforce the foregoing rights to indemnification and advancement of expenses, and (iv) authorizes the registrant to maintain certain policies of insurance to protect itself and any of its directors, officers or employees. The registrant currently maintains insurance policies under which the directors and officers of registrant are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which must be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Item 16.  Exhibits.

         The exhibits to this registration statement are listed in the Exhibit Index hereto, which is incorporated herein by reference.

Item 17.  Undertakings.

                  (a)      Not applicable.

                  (b) The undersigned registration hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) - (g) Not applicable.

                  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                  (i) The undersigned registrant hereby undertakes that: (1) for purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (j) Not applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melrose Park, State of Illinois on May 29, 2002.

                             ALBERTO-CULVER COMPANY

                             By:  /s/ Howard B. Bernick
                                 ------------------------------------
                                      Howard B. Bernick
                                      President and Chief Executive Officer

                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Leonard H. Lavin, Howard B. Bernick, William J. Cernugel and Gary P. Schmidt, or any of them, such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any or all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement filed pursuant to Rule 462 to register additional securities, and in each case to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on May 29, 2002 by the following persons in the capacities indicated.

         Name                                           Title
/s/ Leonard H. Lavin
------------------------------------    Chairman of the Board and Director
    Leonard H. Lavin

/s/ Howard B. Bernick
------------------------------------    President, Chief Executive Officer and
    Howard B. Bernick                   Director (Principal Executive Officer)

/s/ Bernice E. Lavin
------------------------------------    Vice Chairman, Secretary,
    Bernice E. Lavin                    Treasurer and Director

/s/ Carol L. Bernick
------------------------------------    Vice Chairman, President
    Carol L. Bernick                    Alberto-Culver North America,
                                        Assistant Secretary and Director

/s/ William J. Cernugel
------------------------------------    Senior Vice President and
    William J. Cernugel                 Chief Financial Officer
                                        (Principal Financial & Accounting Officer)

/s/ A. Robert Abboud
-----------------------------------------------------  Director
    A. Robert Abboud


/s/ A.G. Atwater, Jr.
-----------------------------------------------------  Director
    A.G. Atwater, Jr.


/s/ Allan B. Muchin
-----------------------------------------------------  Director
    Allan B. Muchin


/s/ Robert H. Rock
-----------------------------------------------------  Director
    Robert H. Rock


/s/ Sam J. Susser
-----------------------------------------------------  Director
    Sam J. Susser



-----------------------------------------------------  Director
    Dr. Harold M. Visotsky


/s/ William W. Wirtz
-----------------------------------------------------  Director
    William W. Wirtz

                             ALBERTO-CULVER COMPANY

                                  EXHIBIT INDEX

Exhibit
No.                          Description of Exhibit
---                          ----------------------

 1.1     Form of Underwriting Agreement*

 4.1 Restated Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 1988 (File No. 1-5050))

 4.2 Certificate of Amendment to Restated Certificate of Incorporation of the Company (incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-5050))

 4.3 Bylaws of the Company (incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended September 30, 2000 (File No. 1-5050))

 5.1     Opinion of Gary P. Schmidt, Esq., General Counsel of the Company

23.1     Consent of Gary P. Schmidt, Esq. (included in Exhibit 5.1)

23.2     Consent of KPMG LLP

24.1 Power of attorney (contained on the signature page to this Registration Statement)

--------------------------------

*        To be filed by amendment.